  As filed with the Securities and Exchange Commission on March 31, 2000

                                                 Registration No. 333-33268
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------

                            AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                           -------------------------
                            CELL THERAPEUTICS, INC.
             (Exact name of Registrant as specified in its charter)
               Washington                              91-1533912
      (State or other jurisdiction                  (I.R.S. Employer
   of incorporation or organization)             Identification Number)
                            201 Elliott Avenue West
                           Seattle, Washington 98119
                                 (206) 282-7100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                           -------------------------
                                James A. Bianco
                     President and Chief Executive Officer
                            Cell Therapeutics, Inc.
                            201 Elliott Avenue West
                           Seattle, Washington 98119
                                 (206) 282-7100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           -------------------------
                                   Copies to:
        Michael J. Kennedy, Esq.                  Mark Mihanovic, Esq.
         Karen A. Dempsey, Esq.                   Joel Bernstein, Esq.
         Torrey J. Miller, Esq.                     Marc Jones, Esq.
    Wilson Sonsini Goodrich & Rosati            McDermott, Will & Emery
        Professional Corporation                 2049 Century Park East
     One Market, Spear Street Tower                    Suite 3400
        San Francisco, CA 94105                  Los Angeles, CA 90067
             (415) 947-2000                          (310) 277-4110
                           -------------------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. [_]

                           -------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    Proposed
                                                     Proposed       Maximum
                                       Amount        Maximum       Aggregate     Amount of
       Title of Each Class             to be      Offering Price Offering Price Registration
  of Securities to be Registered   Registered (1) Per Share (2)       (2)           Fee
--------------------------------------------------------------------------------------------
Common Stock, no par value......     3,450,000       $19.3125     $66,628,125   $17,590 (3)
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 450,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) The price of $19.3125 per share, which was the average of the high and low prices of the Registrant's common stock on The Nasdaq National Market on March 21, 2000, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

(3) Previously paid with the initial filing on March 24, 2000.

                           -------------------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               Subject to Completion, Dated March 31, 2000.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               3,000,000 Shares


                           [CELL THERAPEUTICS LOGO]

                                 Common Stock
                                $    per share

-------------------------------------------------------------------------------

Cell Therapeutics, Inc. is offering 3,000,000 shares of its common stock.

The common stock is listed on the Nasdaq National Market under the symbol "CTIC." On March 30, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $21.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

                                                         Per
                                                        Share Total
                                                        ----- -----
        Price to the public............................ $     $
        Underwriting discount..........................
        Proceeds to Cell Therapeutics..................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

-------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets
                                                     U.S. Bancorp Piper Jaffray

                  The date of this prospectus is      , 2000

[CELL THERAPEUTICS LOGO]


Our Product Development Pipeline
==================================================================================================================
                                         Preclinical         Phase I      Phase II       Phase III      New Drug
                                                                                                       Application
                                                                                                        Submission
------------------------------------------------------------------------------------------------------------------
 ATO (arsenic trioxide)

 . Relapsed acute promyelocytic          -------------------------------------------------------------------------
   leukemia, or APL

 . First line treatment of APL*          -------------------------------------------------------

 . Refractory multiple myeloma           --------------------------------------

 . Relapsed or refractory non-Hodgkin's  --------------------------------------
   lymphoma, or NHL*

 . Relapsed or refractory Hodgkin's      --------------------------------------
   lymphoma*

 . Relapsed or refractory acute          --------------------------------------
   lymphoblastic leukemia, or ALL*

 . Relapsed and refractory acute         --------------------------------------
   myelogenous leukemia, or AML,
   secondary leukemia*

 . Relapsed or refractory chronic        --------------------------------------
   myelogenous leukemia, or CML*

 . Advanced hormone refractory prostate  --------------------------------------
   cancer*

 . Advanced cervical cancer*             --------------------------------------

 . Advanced renal cell cancer*           --------------------------------------

 . Combination with ascorbic acid for    ----------------------------
   relapsed and refractory multiple
   myeloma*

 PG-TXL(TM) (polyglutamate paclitaxel)

 . Advanced cancers not previously       ----------------------------
   treated with taxanes

 PG-CPT (polyglutamate camptothecin)

 . Treatment of advanced colon cancer    ----
   and other cancers

 Apra(TM)

 . Second line treatment for soft        --------------------------------------
   tissue sarcoma

 . Treatment of hormone/chemotherapy-    --------------------------------------
   resistant prostate cancer
------------------------------------------------------------------------------------------------------------------

* Trials being conducted under a Cooperative Development and Research Agreement with the NCI

                               Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  16
Common Stock Market Data.................................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  21
Business.................................................................  25
Management...............................................................  38
Principal Shareholders...................................................  42
Description of Capital Stock.............................................  44
Underwriting.............................................................  47
Legal Matters............................................................  49
Experts..................................................................  49
Where You Can Find More Information......................................  49

                           -------------------------

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               Prospectus Summary

The summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including the Risk Factors and the reports incorporated by reference in this prospectus.

Our Business

We develop, acquire and commercialize novel treatments for cancer. Our goal is to build a leading, vertically-integrated biopharmaceutical company with a diversified portfolio of proprietary oncology drugs. Our research and in-licensing activities are concentrated on identifying new, less toxic and more effective ways to treat cancer.

Our Products

We acquired our lead product called arsenic trioxide, or ATO, in January 2000. We submitted a New Drug Application, or NDA, with the FDA for ATO on March 28, 2000. ATO is initially being developed for patients with a type of blood cell cancer called Acute Promyelocytic Leukemia, or APL, who have relapsed or failed available therapies. We received fast-track designation from the FDA for this indication and expect to receive priority review, which would expedite the FDA's review of our application. In the phase I and phase II trials of ATO in patients with APL, 88% of the 52 patients experienced complete remission following treatment with ATO. In addition, initial clinical trials have demonstrated encouraging responses among patients with other types of cancers, including advanced cases of multiple myeloma. The National Cancer Institute is investigating ATO in treating a variety of cancers including multiple myeloma, lymphoma, cervical cancer, prostate cancer, renal cell cancer and certain types of leukemia. Fourteen clinical trials are ongoing in the United States.

We are also developing a new way to deliver cancer drugs more selectively to tumor tissue in order to attempt to reduce the toxic side effects and improve the anti-tumor activity of existing chemotherapy agents. Our technology links, or conjugates, chemotherapy drugs to a naturally occurring polymer called polyglutamate. We believe this technology works by taking advantage of unique characteristics of tumor blood vessels to increase the percentage of the drug administered that actually reaches the tumor, which may increase the potency and reduce the side effects of a given dose compared to giving the drug alone. In addition, the conjugate is inactive while it circulates in the bloodstream, which may lower its toxicity relative to the drug alone.

Our first application of the polyglutamate technology is PG-TXL, which is polyglutamate linked to paclitaxel. Paclitaxel is the active ingredient in Taxol, the world's best selling cancer drug. In preclinical animal studies, PG-TXL demonstrated fewer side effects and significantly improved tumor killing-activity compared to Taxol alone, including cures in established animal breast cancer models in which similar doses of Taxol merely slowed tumor growth. The Cancer Research Campaign is currently sponsoring a U.K. phase I clinical trial of PG-TXL for which we expect to complete enrollment by the end of 2000. We plan to begin phase II trials in the U.S. and the U.K. in the second half of 2000. We also expect to initiate development of a novel PG-camptothecin in the second half of this year.

In addition, we are developing Apra, an anti-cancer compound that regulates how cancer cells metabolize certain lipids. Because of its unique mechanism for killing cancer cells, Apra may not have the side effects of conventional cancer drugs, may be effective in treating patients whose cancers have become resistant to standard anti-cancer agents and may enhance the cancer fighting capabilities of conventional chemotherapy drugs. In November 1999, we announced encouraging clinical results in the first 24 evaluable patients in a phase II efficacy trial of Apra in patients with soft tissue sarcomas who had failed available therapies. As a result, we expanded the trial protocol from 40 patients to 80 patients and expect enrollment for this trial to be completed by the end of 2000. Treatment of sarcoma with Apra has received orphan drug designation from the FDA. We are also completing enrollment in a phase II trial of Apra in patients with prostate cancer who have failed hormonal and conventional chemotherapy.

Our Strategy

Our goal is to become a leading cancer drug company. The following are the key elements of our business strategy:

 . We initially develop our cancer drug candidates to treat life threatening types or stages of cancer for which current treatments are inadequate and that qualify for fast-track designation from the FDA. Once approved, we will seek to expand the market potential of our products by seeking approval for other indications in larger cancer patient populations.

 . We plan to devote a substantial portion of our efforts to further develop and commercialize ATO.

 . We plan to develop our own sales and marketing capabilities in North
   America and establish collaborations to commercialize our products outside North America. We plan to have our own sales force in place in time for us to launch ATO if and when approved by the FDA.

 . We are applying our patented polymer drug delivery technology to develop a portfolio of improved versions of currently marketed anti-cancer drugs to improve their ease of administration, side effect profile and effectiveness.

 . We plan to continue to in-license or acquire complementary products or technologies.

Other Information

We were incorporated in Washington in 1991. Our principal executive offices are located at 201 Elliott Avenue West, Seattle, Washington 98119. Our telephone number is (206) 282-7100. Our website can be found at www.cticseattle.com. We do not intend the information found on our website to constitute part of this prospectus.

"CTI," "PG-TXL" and "Apra" are our trademarks. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

Common stock offered by CTI...........  3,000,000 shares

Common stock to be outstanding after    24,294,772 shares
the offering..........................

Use of proceeds.......................  We intend to use the net proceeds from this offering for clinical trials and
                                        other research and development
                                        activities, commercialization of ATO
                                        and general corporate purposes. See
                                        "Use of Proceeds."

Nasdaq National Market symbol.........  CTIC

In the table above, the number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of March 15, 2000, and includes the following:

 . 2,000,000 shares of common stock issued for the acquisition of PolaRx
   Biopharmaceuticals, Inc. in January 2000

 . 3,333,334 shares of common stock issued in a private placement in February
   2000

 . 365,902 shares of common stock issued from January 1, 2000 through March
   15, 2000 in connection with stock option exercises

The number of shares of common stock outstanding excludes the following:

 . 2,778,126 shares of common stock issuable upon exercise of options outstanding as of March 15, 2000 at a weighted average exercise price of $2.93 per share

 . 2,243,810 shares of common stock issuable upon exercise of warrants outstanding as of March 15, 2000 at a weighted average exercise price of $6.69 per share

 . 4,624,277 shares of common stock issuable upon the conversion, at the option of the holder, of Series D preferred stock issued in November 1999

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

The pro forma balance sheet data in the table below reflects the acquisition of PolaRx consummated in January 2000 as if effective on December 31, 1999, the sale of common stock resulting in net proceeds of $37.1 million in a private placement consummated in February 2000 and $2.2 million related to the exercise of stock options from January 1, 2000 through March 15, 2000. The pro forma as adjusted balance sheet data reflects the receipt of the net proceeds from the sale of 3,000,000 shares of common stock at an assumed price to the public of $21.00 per share, after deducting underwriters' discounts and estimated offering expenses.

                                                    Year Ended December 31,
                                                 --------------------------------
                                                   1997      1998        1999
                                                 --------  ---------  -----------
                                                   (in thousands, except per
                                                          share data)
Statements of Operations Data:
Revenues:
  Collaboration agreements.....................  $ 11,831  $ 13,200    $     --
Operating expenses:
  Research and development.....................    27,285    29,942      27,682
  General and administrative...................    10,090    10,889       9,788
                                                 --------  --------    --------
   Total operating expenses....................    37,375    40,831      37,470
                                                 --------  --------    --------
Loss from operations...........................   (25,544)  (27,631)    (37,470)
Other income (expense):
  Investment income............................     2,895     3,094       1,692
  Interest expense.............................      (377)     (435)       (502)
                                                 --------  --------    --------
Net loss.......................................   (23,026)  (24,972)    (36,280)
Preferred stock dividend.......................        --        --      (5,201)
                                                 --------  --------    --------
Net loss applicable to common shareholders.....  $(23,026) $(24,972)   $(41,481)
                                                 ========  ========    ========
Basic and diluted net loss per common share....  $  (1.98) $  (1.62)   $  (2.67)
                                                 ========  ========    ========
Shares used in computation of basic and diluted
 net loss per common share.....................    11,634    15,410      15,552
                                                       December 31, 1999
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
Balance Sheet Data:
Cash, cash equivalents and securities available
 for sale......................................   $23,880   $63,330    $121,900
Working capital................................    17,705    51,322     109,892
Total assets...................................    30,848   102,876     161,446
Long-term obligations, less current portion....     2,653    12,993      12,993
Total shareholders' equity.....................    20,904    76,726     135,296

                                  Risk Factors

You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before deciding to invest in the shares.

If we do not successfully develop products, we may be unable to generate any revenue.

Our leading drug candidates, arsenic trioxide, or ATO, PG-TXL and Apra, are currently in clinical trials. These clinical trials of the drug candidates involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases (phases I, II, and III) to determine the safety and efficacy of the drug candidates necessary for an approved drug. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. A number of companies in the pharmaceutical industry, including CTI, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. For example, in our first phase III human trial for lisofylline, completed in March 1998, we failed to meet our two primary endpoints, or goals, even though we met our endpoints in two earlier phase II trials for lisofylline. As a result, we are no longer developing lisofylline as a potential product. In addition, data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our future clinical trial results. The clinical trials of ATO, PG-TXL and Apra or any of our future drug candidates may not be successful.

Many of our drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. We are dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

Even if our drug candidates are successful in clinical trials, they may not be successfully commercialized.

Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. All of our compounds currently are in research or development, and none has been submitted for marketing approval. There can be no assurance that any of our other compounds will enter human clinical trials on a timely basis, if at all, or that we will develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

 . be found ineffective or cause harmful side effects during preclinical testing or clinical trials

 . fail to receive necessary regulatory approvals

 . be difficult to manufacture on a large scale

 . be uneconomical to produce

 . fail to achieve market acceptance

 . be precluded from commercialization by proprietary rights of third parties

We cannot assure you that our product development efforts or that our collaborative partners' efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance.

Several of our drug candidates are based on novel technologies that have not yet been proven.

Many of our product candidates are based upon novel delivery technologies which we are using to discover and develop drugs for the treatment of cancer. This technology has not been proven. Furthermore preclinical results in animal studies may not predict outcome in human clinical trials. Our product candidates may not be proven safe or effective. If this technology does not work, our drug candidates may not develop into commercial products.

Our clinical trials could take longer to complete than expected.

Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions and the rate of patient accruals. We cannot assure you that clinical trials involving our product candidates will commence or be completed as forecasted. We have limited experience in conducting clinical trials. In certain circumstances we rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products will be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully. Failure to commence or complete, or delays in, any of our planned clinical trials could delay or prevent the commercialization of our products and harm our business.

If we continue to incur net losses, we may not achieve or maintain profitability.

We were incorporated in 1991 and have incurred a net operating loss every year. As of December 31, 1999, we had an accumulated deficit of approximately $158.4 million. We have not generated any product revenue from sales to date. We may never generate revenue nor become profitable, even if we are able to commercialize any products. We will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial increasing operating losses for at least the next several years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we fail to adequately protect our intellectual property, our competitive position could be harmed.

Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

 . obtain patent protection for our products or processes both in the United
   States and other countries

 . protect trade secrets

 . prevent others from infringing on our proprietary rights

In particular we believe that linking our polymers to existing drugs will yield patentable subject matter. We do not believe that our polymer-drug conjugates will infringe any third-party patents covering the underlying drug. However, there can be no assurance that we will receive a patent for our polymer conjugates or that we will not be challenged by the holder of a patent covering the underlying drug.

The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotech patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

We cannot assure you that patent applications in which we have rights will ever issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While our employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, these agreements may not be honored.

If any of our license agreements for intellectual property underlying ATO, PG-TXL or any other product are terminated, we may lose our rights to develop or market that product.

Patents issued to third parties may cover our products as ultimately developed. We may need to acquire licenses to these patents or challenge the validity of these patents. We may not be able to license any patent rights on acceptable terms or successfully challenge such patents. The need to do so will depend on the scope and validity of these patents and ultimately on the final design or formulation of the products and services that we develop.

We have licensed intellectual property, including patent applications from Memorial Sloan Kettering Cancer Institute, Samuel Waxman Cancer Research Foundation, Beijing Medical University and others, including the intellectual property underlying our most advanced product candidate, ATO. We have also in-licensed the intellectual property relating to our polymer drug delivery technology, including PG-TXL. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these licenses. If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Although we attempt to monitor the patent filings of our competitors in an effort to guide the design and development of our products to avoid infringement, third parties may challenge the patents that have been issued or licensed to us. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

Our lack of operating experience may cause us difficulty in managing our growth.

We have no experience in selling pharmaceutical products and only limited experience in negotiating, establishing and maintaining strategic relationships, in manufacturing or procuring products in commercial quantities and conducting other later-stage phases of the regulatory approval process. Furthermore, our first leading drug candidate, ATO, was only recently acquired in January from PolaRx. We have no experience with respect to the launch of a commercial product. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls (particularly with respect to ATO). If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

If we fail to keep pace with rapid technological change in the biotechnology and pharmaceutical industries, our products could become obsolete.

Biotechnology and related pharmaceutical technology have undergone and are subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with developing these products.

We are faced with direct and intense competition from our rivals in the biotechnology and pharmaceutical industries.

The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products.

Our competitors may succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. In particular, we face direct competition from many companies focusing on delivery technologies. Drugs resulting from our research and development efforts, if approved for sale, may not compete successfully with our competitors' existing products or products under development.

If we fail to raise substantial additional capital, we will have to curtail or cease operations.

We expect that our existing capital resources and the interest earned thereon will enable us to maintain our current and planned operations for at least two years following this offering. Beyond that time, if our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. We will require substantial funds to: (1) continue our research and development programs, (2) in-license or acquire additional technologies, and (3) conduct preclinical studies and clinical trials. We may need to raise additional capital to fund our operations repeatedly. We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Our capital requirements will depend upon numerous factors, including the following:

 . the establishment of additional collaborations

 . the development of competing technologies or products

 . changing market conditions

 . the cost of protecting our intellectual property rights

 . the purchase of capital equipment

 . the progress of our drug discovery and development programs, the progress of our collaborations and receipt of any option/license, milestone and royalty payment resulting from those collaborations

 . in-licensing and acquisition opportunities

Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership of the company.

Our stock price is extremely volatile, which may affect our ability to raise capital in the future.

The market price for securities of biopharmaceutical and biotechnology companies, including that of ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, in the last twelve months, our stock price has ranged from a low of $1.3125 to a high of $52.00. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

Factors that may have a significant impact on the market price and marketability of our common stock include:

 . announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors

 . our quarterly operating results

 . announcements by us or others of results of preclinical testing and clinical trials

 . developments or disputes concerning patent or other proprietary rights

 . developments in our relationships with collaborative partners

 . acquisitions

 . litigation

 . adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications

 . third-party reimbursement policies

 . changes in securities analysts' recommendations

 . changes in health care policies and practices

 . economic and other external factors

 . general market conditions

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

There are a substantial number of unregistered shares of our common stock which, when registered for resale, could result in a decrease in our stock price or impair our ability to raise funds in future equity offerings.

The sale, or availability for sale, of substantial amounts of our common stock in the public market could materially decrease the market price of our common stock and could impair our ability to raise additional capital.

We have filed a resale registration statement for 4,624,277 shares of our common stock underlying our Series D preferred stock and warrants issued in November 1999. We are also obligated to file a resale registration statement covering 3,333,334 shares of common stock issued in a private placement in February 2000. While shareholders holding an aggregate of 4,976,907 of such shares are subject to a lockup until 90 days following the completion of this offering, sales of the remaining shares will be available for resale in the public market from time to time during this offering. We also intend to file a resale registration statement covering 2,000,000 shares issued in the acquisition of PolaRx, although these shares will not be available for resale until at least 90 days following this offering.

Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of the common stock.

Our dependence on third-party manufacturers means that we may not have sufficient control over the manufacture of our products.

We currently do not have internal facilities for the manufacture of any of our products for clinical or commercial production. We will need to develop additional manufacturing resources, enter into collaborative arrangements with other parties which have established manufacturing capabilities or elect to have other third parties manufacture our products on a contract basis. For example, we are a party to an agreement with Aerojet to furnish Apra bulk drug substance for future clinical studies. We are dependent on such collaborators or third parties to supply us in a timely way with products manufactured in compliance with standards imposed by the FDA and foreign regulators. The manufacturing facilities of contract manufacturers may not comply with applicable manufacturing regulations of the FDA nor meet our requirements for quality, quantity or timeliness.

We may face difficulties in achieving acceptance of our products in the market due to our lack of sales and marketing capabilities and other factors.

We have no direct experience in marketing, sales or distribution. The creation of infrastructure to commercialize pharmaceutical products is an expensive and time-consuming process. In the event that ATO achieves regulatory approval, we will need to build a sales and marketing force to market the product. Should we have to market and sell our other products directly, we would need to further develop a marketing and sales force with sufficient technical expertise and distribution capability. We may be unable to develop the necessary marketing and sales capabilities and we may fail to gain market acceptance for our products.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to pursue collaborations or develop our own products.

We are highly dependent on Dr. James A. Bianco, Chief Executive Officer, and Dr. Jack Singer, Executive Vice President, Research Program Chairman. The loss of these principal members of our scientific or management staff, or failure to attract or retain other key scientific personnel employees, could prevent us from pursuing collaborations or developing our products and core technologies. Recruiting and retaining qualified scientific personnel to perform research and development work are critical to our success. There is intense competition for qualified scientists and managerial personnel from numerous pharmaceutical and biotechnology companies, as well as from academic and government organizations, research institutions and other entities. In addition, we rely on consultants and advisors, including our scientific and clinical advisors, to assist us in formulating our research and development strategy. All of our consultants and advisors are employed by other employers or are self-employed, and have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.

If we fail to obtain regulatory approvals, we will be unable to commercialize our products.

We do not have a drug product approved for sale in the U.S. or any foreign market. We must obtain approval from the FDA in order to sell our drug products in the U.S. and from foreign regulatory authorities in order to sell our drug products in other countries. We have not yet submitted any application for approval to the FDA. Once an application is submitted, the FDA could reject the application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our drug products, which prevent, defer or decrease our receipt of revenues.

The regulatory review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each drug in order to secure FDA approval. We have limited experience in obtaining such approvals, and cannot be certain when we will receive these regulatory approvals, if ever.

In addition to initial regulatory approval, our drug products will be subject to extensive and rigorous ongoing domestic and foreign government regulation, as we discuss in more detail in "Business--Government Regulation." Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. Except for insurance covering product use in our clinical trials, we do not currently have any product liability insurance, and it is possible that we will not be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Uncertainty regarding third-party reimbursement and health care cost containment initiatives may limit our returns.

Our ability to commercialize our products successfully will be affected by the ongoing efforts of governmental and third-party payors to contain or reduce the cost of health care. Governmental and other third-party payors increasingly are attempting to contain health care costs by:

 . challenging the prices charged for health care products and services

 . limiting both coverage and the amount of reimbursement for new therapeutic products

 . denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors

 . refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval

In addition, the trend toward managed health care in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products.

Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could make it difficult or impossible to sell our products.

We have broad discretion as to use of the net proceeds we receive from this offering, and, if we do not allocate these proceeds wisely, your investment could suffer.

We expect to use the net proceeds we receive from this offering to expand our clinical trials and other research, with a particular focus on our late-stage clinical product candidates, the sales and marketing activities for the commercialization of ATO, for potential acquisitions of complementary technologies, products or businesses and for general corporate purposes and working capital. We may change the allocation of these proceeds in response to economic or industry developments or changes. Our board of directors and management can determine to spend the proceeds from this offering in ways with which the stockholders may not agree. We cannot be certain that the proceeds will be invested to yield a favorable return.

Although we believe that we adequately prepared for Year 2000 issues, it is possible that Year 2000 problems of other companies could impact our business.

Although we have not experienced any Year 2000 problems, the systems of other companies on which we rely may still remain vulnerable to the Year 2000 issue. Potential impacts could include, but are not limited to, future revenue delays due to delayed research, development, clinical trials or agency approvals. We presently believe the Year 2000 issue will not pose significant operational problems for our computer systems or third-party relationships. We believe that the Year 2000 issues have been effectively avoided, but we have developed for each critical activity a contingency plan to allow operations to continue even if significant issues are experienced.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or productions efforts.

Our ability to conduct animal testing could be limited in the future.

Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas. To the extent the activities of these groups are successful, our business could be materially harmed.

Because our charter documents contain certain anti-takeover provisions and we have a rights plan, it may be more difficult for a third party to acquire us, and the rights of some shareholders could be adversely affected.

Our Restated Articles of Incorporation and Bylaws contain provisions that may make it more difficult for a third party to acquire or make a bid for us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, shares of our preferred stock may be issued in the future without further shareholder approval and upon such terms and conditions and having such rights, privileges and preferences, as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock. In addition, we have adopted a shareholder rights plan that, along with certain provisions of our Restated Articles of Incorporation, may have the effect of discouraging certain transactions involving a change of control of the company.

                           Forward-Looking Statements

Some of the information in this prospectus (and in the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information" on page 50) contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements represent our management's judgment regarding future events. These forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this prospectus and in the other documents filed with the SEC.

Forward-looking statements typically are identified by use of terms such as "may," "will," "shall," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," and similar words, although some forward-looking statements are expressed differently. An investment in our securities involves certain risks and uncertainties that could affect our future financial results. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

 . failure to successfully commercialize our products

 . failure to develop new products

 . competitive factors

 . general economic conditions

 . the ability to develop safe and efficacious drugs

 . ability to enter into future collaborative agreements

 . failure to achieve positive results in clinical trials

 . uncertainty regarding our patents and patent rights

 . governmental regulation

 . technological change

There may be events in the future that we are not able to predict accurately or over which we have no control. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. You should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the SEC could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters represents that any such information is accurate.

                            Common Stock Market Data

Since March 21, 1997, our common stock has been traded on the Nasdaq National Market under the symbol "CTIC." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the Nasdaq National Market.

                                                              High     Low
                                                              ----     ---
1997
 First Quarter (commencing March 21, 1997)................... $10 7/8  $10
 Second Quarter..............................................  13 5/8   7 5/8
 Third Quarter...............................................  16 1/4  10 5/8
 Fourth Quarter..............................................  18 3/4  14 7/8
1998
 First Quarter............................................... $16 3/4  $ 4
 Second Quarter..............................................   4 3/4   2 1/2
 Third Quarter...............................................   3 3/16  1 1/2
 Fourth Quarter..............................................   3 3/4   1 3/4
1999
 First Quarter............................................... $ 4 5/8  $2 13/16
 Second Quarter..............................................    5      2 1/16
 Third Quarter...............................................   3 9/32  2 1/32
 Fourth Quarter..............................................   7 1/2   1 5/16
2000
 First Quarter (through March 30, 2000)...................... $ 52     $5 5/16

On March 30, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $21.00 per share. As of February 29, 2000, there were approximately 335 holders of record of our common stock.

                                Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $58,570,000. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by us will be $67,453,000. "Net proceeds" are what we expect to receive after deducting the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $21.00 per share.

We intend to use the net proceeds from this offering primarily for:

 . continued funding of clinical trials for our existing product candidates

 . expanding our sales and marketing activities to commercialize ATO

 . in-licensing or acquiring complementary products, technologies or businesses

 . general corporate purposes, including working capital

The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

 . success of our sales and marketing efforts

 . progress in and scope of our research and development activities

 . competing technological and market developments

 . success in acquiring complementary products, technologies or businesses

We currently have no agreements for any prospective acquisitions.

These or other factors may result in our making changes in the use of these proceeds. Our management has broad discretion as to the allocation of the net proceeds in this offering.

Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities.

                                Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 Capitalization

The following table shows:

 . our actual capitalization on December 31, 1999

 . our pro forma capitalization on December 31, 1999 reflecting the January
   2000 acquisition of PolaRx including the issuance of 2,000,000 shares of common stock and the recognition of the current value of a future obligation which will be settled either through the issuance of additional stock, subject to shareholder approval, or payment of cash, the February 2000 private placement of 3,333,334 shares of common stock for net proceeds of $37.1 million and $1.4 million from the exercise of 365,902 stock options

 . our pro forma as adjusted capitalization on December 31, 1999, assuming the completion of the offering at an assumed public offering price of $21.00 per share less our costs associated with the offering

                                                      December 31, 1999
                                               ---------------------------------
                                                                      Pro Forma
                                                Actual    Pro Forma  As Adjusted
                                               ---------  ---------  -----------
                                                       (in thousands)
   Long-term obligations, less current
    portion..................................  $   2,653  $  12,993   $  12,993
   Shareholders' equity:
    Preferred Stock, no par value; 10,000,000
     shares authorized;
     Series A, B and C, no shares issued and
      outstanding;
     Series D, 10,000 shares issued and
      outstanding ($10,000,000 liquidation
      preference)............................     11,384     11,384      11,384
    Common Stock, no par value; 100,000,000
     shares authorized; 15,595,536 shares
     issued and outstanding, actual;
     21,294,772 shares issued and
     outstanding, pro forma; and 24,294,772
     shares issued and outstanding pro forma
     as adjusted.............................    168,235    224,057     282,627
    Notes receivable from officers...........       (330)      (330)       (330)
    Deficit accumulated during development
     stage...................................   (158,350)  (158,350)   (158,350)
    Accumulated other comprehensive loss.....        (35)       (35)        (35)
                                               ---------  ---------   ---------
      Total shareholders' equity.............     20,904     76,726     135,296
                                               ---------  ---------   ---------
      Total capitalization...................  $  23,557  $  89,719   $ 148,289
                                               =========  =========   =========

The number of shares of common stock in this table excludes the following:

 . 2,778,126 shares of common stock issuable upon exercise of options outstanding as of March 15, 2000

 . 2,243,810 shares of common stock issuable upon exercise of warrants outstanding as of March 15, 2000

 . 4,624,277 shares of common stock issuable upon the conversion, at the option of the holder, of Series D preferred stock issued in November 1999

                      Selected Consolidated Financial Data

This section presents our selected historical financial data. You should read carefully the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected data in this section is not intended to replace the financial statements.

We derived the selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 from our audited financial statements incorporated by reference in this prospectus. These financial statements were audited by Ernst & Young LLP, independent auditors. The selected consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. Historical results are not necessarily indicative of results that may be expected in the future.

                                         Year Ended December 31,
                               ------------------------------------------------
                                 1995      1996      1997      1998      1999
                               --------  --------  --------  --------  --------
                                  (in thousands, except per share data)
Statements of Operations
 Data:
Revenues:
  Collaboration agreements...  $    100  $  9,121  $ 11,831  $ 13,200  $     --
Operating expenses:
  Research and development...    14,606    16,109    27,285    29,942    27,682
  General and
   administrative............     6,144     7,602    10,090    10,889     9,788
                               --------  --------  --------  --------  --------
   Total operating expenses..    20,750    23,711    37,375    40,831    37,470
                               --------  --------  --------  --------  --------
Loss from operations.........   (20,650)  (14,590)  (25,544)  (27,631)  (37,470)
Other income (expense):
  Investment income..........     1,167     1,174     2,895     3,094     1,692
  Interest expense...........      (509)     (512)     (377)     (435)     (502)
                               --------  --------  --------  --------  --------
Net loss.....................   (19,992)  (13,928)  (23,026)  (24,972)  (36,280)
Preferred stock dividend.....        --        --        --        --    (5,201)
                               --------  --------  --------  --------  --------
Net loss applicable to common
 shareholders................  $(19,992) $(13,928) $(23,026) $(24,972) $(41,481)
                               ========  ========  ========  ========  ========
Basic and diluted net loss
 per common share(1).........  $  (4.19) $  (2.82) $  (1.98) $  (1.62) $  (2.67)
                               ========  ========  ========  ========  ========
Shares used in computation of
 basic and diluted net loss
 per common share............     4,771     4,939    11,634    15,410    15,552

                                                    December 31,
                                       ---------------------------------------
                                        1995    1996    1997    1998    1999
                                       ------- ------- ------- ------- -------
                                                   (in thousands)
Balance Sheet Data:
Cash, cash equivalents and securities
 available-for-sale................... $21,906 $30,987 $70,444 $46,435 $23,880
Working capital.......................  18,342  26,300  67,694  44,143  17,705
Total assets..........................  28,048  37,002  80,433  58,156  30,848
Long-term obligations, less current
 portion..............................   2,606   2,005   2,138   3,888   2,653
Total shareholders' equity............  21,858  30,054  71,760  47,165  20,904

------------------
(1) See Note 1 of notes to consolidated financial statements for a description of the computation of the number of shares and net loss per share.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Overview

We focus on developing, acquiring and commercializing novel treatments for cancer. Our goal is to build a leading, vertically-integrated pharmaceutical company with a diversified portfolio of oncology drugs and drug candidates.

Since commencement of operations in 1992, we have been engaged in research and development activities, including conducting preclinical studies and clinical trials. We have not received any revenue from product sales to date. As of December 31, 1999, we had incurred aggregate net losses of approximately $158.4 million since inception. We expect to continue to incur significant additional operating losses over the next several years from our research and development efforts. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

In the fourth quarter of 1995, we began to receive revenue under a collaboration agreement with BioChem Pharma, Inc., and in the fourth quarter of 1996, we began to receive revenue under a collaboration agreement with subsidiaries of Johnson & Johnson. Under the terms of the collaboration, Johnson & Johnson paid 60% of the U.S. development costs of lisofylline, a product we are no longer developing. In November 1998, after reviewing the results of our phase III clinical trial for lisofylline, we and Johnson & Johnson formally amended our collaboration. Under the terms of the amended collaboration, Johnson & Johnson agreed to pay us $13.1 million for development cost reimbursements for the year ended December 31, 1998, and we anticipate no further payments under this agreement.

On June 30, 1998, we entered into an agreement with PG-TXL Company, L.P. and scientists at the M.D. Anderson Cancer Center, granting us an exclusive worldwide license to the rights to PG-TXL, and to all potential uses of its polymer technology. Under the terms of the agreement, we will fund the research, development, manufacture, marketing and sale of drugs developed using PG-TXL's polymer technology.

In January 2000, we acquired ATO upon our acquisition of PolaRx, a single product company that owned the rights to ATO. In connection with the acquisition, we issued 2,000,000 shares of our common stock at signing and will issue an additional 3,000,000 shares to PolaRx shareholders upon the earlier of approval of an NDA by the FDA for ATO or five years from the acquisition date. The acquisition agreement requires shareholder approval for 2,000,000 of the 3,000,000 additional shares. If our shareholders do not approve the issuance of these additional shares, we will pay the PolaRx shareholders in cash. Two additional payouts tied to sales thresholds of $10 million and $20 million in any four consecutive quarters, may be payable in tranches of $4 million and $5 million at the then fair market value of our stock, at the time such thresholds are achieved. For annual sales of ATO in excess of $40 million, PolaRx shareholders will receive a 2% royalty on net sales payable at the then fair market value of our common stock or, in certain circumstances, cash. We assumed $5 million of PolaRx's outstanding liabilities and commitments and expect to incur substantial pre-commercialization expenses associated with the launch of ATO, should we receive marketing approval from the FDA.

Results of Operations

 Years ended December 31, 1999 and 1998

Revenues. We did not record any collaboration agreement revenues during 1999. In 1998, we recorded revenues of approximately $13.1 million from our collaboration agreement with Johnson & Johnson and $100,000 under a collaboration agreement from BioChem Pharma.

Research and development. Research and development expenses decreased to approximately $27.7 million for the year ended December 31, 1999 from approximately $29.9 million for the year ended December 31, 1998. This decrease was due primarily to the winding down of manufacturing and preclinical development activities for lisofylline offset in part by development activities for PG-TXL. We have almost eliminated research and development expenses for lisofylline and anticipate increased research and development expenses in connection with our other products.

General and administrative expenses. General and administrative expenses decreased to approximately $9.8 million for the year ended December 31, 1999 from approximately $10.9 million for the year ended December 31, 1998. This decrease was due primarily to reduction in general and administrative staff personnel and operating expenses required to support our research and development activities. General and administrative expenses are expected to increase to support our expected increase in research, development and commercialization efforts.

Investment income. Investment income decreased to approximately $1.7 million for the year ended December 31, 1999 from approximately $3.1 million for the year ended December 31, 1998. This decrease was associated primarily with lower average cash balances on hand during the year ended December 31, 1999 compared to the year ended December 31, 1998.

Interest expense. Interest expense increased to approximately $502,000 for the year ended December 31, 1999 from approximately $435,000 for the year ended December 31, 1998. This increase was due primarily to higher average balances of outstanding long-term obligations.

Preferred stock dividend. We issued preferred stock and common stock warrants in November 1999. On the date of issuance, the effective conversion price of the preferred stock after allocating the portion of the proceeds to the common stock warrants based on the relative fair values, was at a discount to the price of the common stock into which the preferred stock is convertible. The discount of $5.2 million was recorded as a preferred stock dividend.

 Years Ended December 31, 1998 and 1997

Revenues. During the year ended December 31, 1998, we recorded $13.2 million of collaboration agreement revenues. During the year ended December 31, 1997, we recorded approximately $11.8 million of collaboration agreement revenue from Johnson & Johnson.

Research and development. Research and development expenses increased to approximately $29.9 million for the year ended December 31, 1998 from approximately $27.3 million for the year ended December 31, 1997. This increase was due primarily to expanded development activities with respect to lisofylline, Apra, and commencing development activities for PG-TXL.

General and administrative expenses. General and administrative expenses increased to approximately $10.9 million for the year ended December 31, 1998 from approximately $10.1 million for the year ended December 31, 1997. This increase was due primarily to operating expenses associated with supporting our increased research, development and clinical activities. Additionally, during 1998 we incurred transaction costs with respect to acquiring the rights to PG-TXL.

Investment income. Investment income increased to approximately $3.1 million for the year ended December 31, 1998 from approximately $2.9 million for the year ended December 31, 1997. The increase was associated primarily with higher average cash balances on hand during 1998 due to the proceeds from follow-on offering in the fourth quarter of 1997.

Interest expense. Interest expense increased to approximately $435,000 for the year ended December 31, 1998 from approximately $378,000 for the year ended December 31, 1997. This increase was due primarily to higher average balances of outstanding long-term obligations, partially offset by lower average interest rates on those obligations.

Liquidity and Capital Resources

We have financed our operations since inception primarily through the sale of equity securities and our collaboration with Johnson & Johnson. As of December 31, 1999, we had raised aggregate net proceeds of approximately $177.1 million through the sale of equity securities. We have received approximately
$40.8 million from Johnson & Johnson including $10 million from the sale of equity securities. In addition, we financed the purchase of $16.2 million of property and equipment through financing agreements and capital lease obligations of which approximately $3.4 million remained outstanding as of December 31, 1999.

As of December 31, 1999, we had $23.9 million in cash, cash equivalents and securities available for sale. In February 2000, we received net proceeds of a $37.1 million private placement of common stock. Pro forma for this placement, we had $61.0 million in cash, cash equivalents and securities available for sale as of December 31, 1999.

We expect to generate losses from operations for several years due to substantial additional research and development costs, including costs related to clinical trials, and increased sales and marketing expenditures. We expect that our existing capital resources, including the proceeds from this offering, will enable us to maintain our current and planned operations for at least two years following the offering. Our future capital requirements will depend on many factors, including:

 . success of our sales and marketing efforts

 . progress in and scope of our research and development activities

 . competitive market developments

 . success in acquiring complementary products, technologies or businesses


Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies. If we should require additional financing due to unanticipated developments, additional financing may not be available when needed or, if available, we may not be able to obtain this financing on terms favorable to us or to our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research and development programs, or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

Income Taxes

As of December 31, 1999, we had available for Federal income tax purposes net operating loss carryforwards of approximately $152.0 million and research and development credit carryforwards of approximately $5.6 million. These carryforwards begin to expire in 2007. Our ability to utilize these net operating loss and research and development credit carryforwards is subject to annual limitations of $5.6 million for losses incurred prior to March 26, 1997 and may be subject to additional limitations thereafter pursuant to the "change in ownership" rules under Section 382 of the Internal Revenue Code of 1986.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk related to changes in interest rates that could adversely affect the value of our investments. We do not use derivative financial instruments for speculative or trading purposes. We maintain a short-term investment portfolio consisting of interest bearing securities with an average maturity of less than one year. These securities are classified as "available-for-sale" securities. These securities are interest bearing and thus subject to interest rate risk and will fall in value if market interest rates increase. Because we have the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio.

We have operated primarily in the United States and all revenues to date have been in U.S. dollars. Accordingly, we do not have material exposure to foreign currency rate fluctuations. We have not entered into any foreign exchange contracts to hedge any exposure to foreign currency rate fluctuations because such exposure is immaterial.

Year 2000

Based on a review of our computer and business systems and significant third party vendors, we have concluded that the change from the year 1999 to the year 2000 did not have an effect on our day-to-day operations or otherwise pose significant operational problems. However, we will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent year 2000 matters that may arise are promptly addressed.

                                    Business

Overview

We focus on developing, acquiring and commercializing novel treatments for cancer. Our goal is to build a leading, vertically-integrated biopharmaceutical company with a diversified portfolio of oncology drugs and drug candidates. Our research and in-licensing activities are concentrated on identifying new, less toxic and more effective ways to treat cancer. We submitted a NDA for ATO for the treatment of patients with resistant or relapsed APL on March 28, 2000. We received fast-track designation from the FDA for this indication and expect to receive priority review, which would expedite the FDA's review of our application. ATO is also in phase II or III clinical trials for ten other cancer indications. In addition, we are developing a novel cancer drug delivery technology that links chemotherapy drugs to a polymer to improve the efficacy and reduce the side effects of these drugs. Our first application, PG-TXL, is a polyglutamate polymer linked to the active ingredient in Taxol, which is the highest selling chemotherapy agent in the world. We are currently conducting a phase I trial using PG-TXL to treat solid tumors and also are developing other drug conjugates. We have another product candidate, Apra, in a phase II clinical trial for treatment of soft tissue sarcomas.

The Oncology Market

Overview. Cancer is the second leading cause of death in the United States, resulting in over 550,000 deaths annually. The National Cancer Advisory Board reports that more than 8 million people in the United States have cancer, and it is estimated that one in three Americans will develop cancer in their lifetime. Approximately 1.2 million new cases of cancer are diagnosed each year in the United States.

The most commonly used methods for treating cancer patients are surgery, radiation and chemotherapy. A cancer patient usually receives a combination of these treatments depending upon the type and extent of the disease. At some point in their disease treatment, 60% of all cancer patients will receive radiation therapy and 50% of all cancer patients will receive chemotherapy. Unfortunately, there are significant limitations and complications associated with radiation and chemotherapy that result in a high rate of treatment failure. The principal limitations of chemotherapy include:

 . treatment related toxicities

 . inability to selectively target killing effects to cancer cells

 . the development of resistance to the cancer killing effects of chemotherapy

Treatment related toxicities. The majority of current chemotherapy agents kill cancer cells by disrupting the cell division process. Chemotherapy drugs disrupt the process by killing cells once they begin to undergo division and replication. Although this mechanism often works in cancer cells, which grow rapidly through cell division, non-cancerous cells are also killed because they too undergo routine cell division. This is especially true for cells that line the mouth, stomach and intestines, hair follicles, blood cells and reproductive cells (sperm and ovum). Because the mechanism by which conventional cancer drugs work is not limited to cancer cells, their use is often accompanied by toxicities. These toxicities limit the effectiveness of cancer drugs and seriously impact the patient's quality of life.

Selective targeting of tumor tissue. When administered, chemotherapy drugs circulate through the bloodstream, reaching both tumor and normal tissues. Normal tissues are generally as sensitive as tumor cells to the killing effects of chemotherapy. These toxic effects on normal tissues prevent use of higher, potentially more effective, doses of chemotherapy.

Chemotherapy resistance. Resistance to the cancer killing effects of conventional chemotherapy drugs is a major impediment to effective treatment of cancer. Approximately 90% of all cancer patients undergoing chemotherapy ultimately develop resistance to chemotherapy and die from their disease. Because many chemotherapy drugs share similar properties, when a tumor develops resistance to a single drug, it may become resistant to many other drugs as well. Drugs that work differently from existing chemotherapies, and are not susceptible to the same mechanisms of resistance, could play a very important role in treating resistant tumors.

Strategy

Our goal is to become a leading cancer drug company. The key elements of our business strategy are to:

 . Accelerate commercialization by focusing on products that qualify for fast-track designation. We initially develop our cancer drug candidates to treat life threatening types or stages of cancer for which current treatments are inadequate. The FDA has adopted fast-track and priority procedures for accelerating the approval of oncology agents addressing such needs, potentially reducing the time required to bring new drugs to market. Once approved, we would seek to expand the market potential of our products by seeking approval for indications in larger cancer patient populations. We believe this strategy will facilitate more rapid entry into the market for our products and accelerate their acceptance by health care providers and third-party payors.

 . Establish specialized sales and marketing capabilities. We plan to develop our own sales and marketing capabilities in North America and establish collaborations to commercialize our products outside North America. We believe that oncologists and hematologists are a concentrated group of physicians that can be targeted successfully through a relatively small, specialized sales force. We plan to have our own sales force in place in time for us to launch ATO if and when approved by the FDA.

 . Maximize the market opportunity for ATO. A substantial portion of our efforts will be devoted to the further development and commercialization of ATO. We are initially seeking approval of ATO for the treatment of patients with resistant or relapsed APL. If approved, we intend to expand the use of the product into other indications by performing clinical trials independently and in collaboration with the NCI and other cooperative oncology groups. ATO is currently in 14 clinical trials in the United States.

 . Leverage our polymer drug delivery technology. We are applying our patented polymer drug delivery technology to develop improved versions of currently marketed, well known anti-cancer drugs and to newly discovered agents with the goal of improving their ease of administration, side effect profile and effectiveness. Given the proven efficacy of the agents we choose to link to our polymer, we believe this strategy will provide us a broad portfolio of cancer products with less development risk. Furthermore, we believe that linking our polymers to existing drugs will yield patentable subject matter. We also plan to make this technology available to selected collaborators, where linking our polymer to their drugs can improve the efficacy and extend the patent life of their drugs.

 . In-license or acquire complementary products or technologies. We use the expertise of our management, scientific team and scientific advisory board to identify and evaluate potential product opportunities that fit within our overall portfolio strategy. We have identified and acquired attractive oncology product candidates by following three key principles:

   . We focus on identifying products that more selectively target tumor cells (making them potentially less toxic and more effective than existing drugs) and products that kill tumor cells by unique mechanisms of action (making them potentially able to overcome resistance to existing drugs)

   . We leverage key relationships at leading cancer research institutions to uncover potential new product opportunities that meet our criteria

   . We act quickly to secure licensing rights once an attractive opportunity is identified

Products in Development

The following table summarizes the potential therapeutic indications for, and current development status of, our products in development. Trials designated with an asterisk are being conducted under a Cooperative Development and Research Agreement with the NCI.

  Drug Candidate              Indication/Intended Use                      Status
------------------------------------------------------------------------------------------
  ATO (arsenic                                                          NDA submitted
   trioxide)          Relapsed acute promyelocytic leukemia, or APL
                      Combination with ATRA for first line treatment    Phase III *
                      of APL
                      Refractory multiple myeloma                       Phase II
                      Relapsed or refractory non-Hodgkin's lymphoma,    Phase II *
                      or NHL
                      Relapsed or refractory Hodgkin's lymphoma         Phase II *
                      Relapsed or refractory acute lymphoblastic        Phase II *
                      leukemia, or ALL
                      Relapsed and refractory acute myelogenous         Phase II *
                      leukemia, or AML; secondary leukemia
                      Relapsed or refractory chronic myelogenous        Phase II *
                      leukemia, or CML
                      Advanced hormone refractory prostate cancer       Phase II *
                      Advanced cervical cancer                          Phase II *
                      Advanced renal cell cancer                        Phase II *
                      Combination with ascorbic acid for relapsed and   Phase I/II *
                      refractory multiple myeloma
------------------------------------------------------------------------------------------
  PG-TXL(TM)          Advanced cancers not previously treated with      Phase I
                      taxanes
  (polyglutamate      Combination with anthracylines or cisplatin for   Phase I planned
                      earlier stage breast, lung, ovarian cancer
  paclitaxel)         Taxane refractory cancers including breast        Phase II planned
                      and ovarian cancer
------------------------------------------------------------------------------------------
  PG-CPT              Treatment of advanced colon cancer and other      Preclinical
  (polyglutamate      cancers
  camptothecin)
------------------------------------------------------------------------------------------
  Apra(TM)            Second line treatment for soft tissue sarcoma     Phase II
                      Treatment of hormone/chemotherapy-resistant       Phase II
                      prostate cancer
                      Combination with cisplatin for non-small cell     Phase I planned
                      lung cancer other advanced cancers

--------------------------------------------------------------------------------

Arsenic Trioxide (ATO)

We are developing ATO initially for the treatment of patients with resistant or relapsed APL and submitted our NDA on March 28, 2000. ATO is a synthetic version of arsenic, a natural element. ATO appears to work by forcing immature cancer cells to self destruct through a process called programmed cell death or apoptosis. Apoptosis is a normal part of a normal cell's life cycle. Because cancer is often associated with a malfunction of the normal process of apoptosis, drugs that can induce apopotosis offer the hope of affecting cancer cells more selectively without the typical toxic side effects of conventional treatments. Direct induction of apoptosis represents a new method of killing tumor cells that is different from that of the majority of conventional cancer drugs. As a result, in addition to its use as single agent therapy, ATO may work well when administered in combination with other cancer therapies to produce more durable cancer response rates.

The FDA has granted ATO fast track designation based on the fact that APL is a life threatening cancer that can result in rapid death if not treated promptly and that the use of ATO may result in remissions in patients who have not been able to attain remissions using currently approved drugs. If ATO is approved for the first indication, we plan on expanding the use of ATO in other cancers such as multiple myeloma, lymphoma, other leukemias and solid tumors if clinical trials results indicate that ATO can lead to major responses. More than 150 patients have received ATO in the United States and 14 clinical trials of ATO are underway.

We intend to protect ATO by obtaining orphan drug exclusivity in the U.S. and Europe. When granted orphan exclusivity, products usually receive seven years of marketing exclusivity in the U.S. and 10 years in the E.U. We have received orphan drug designation for the use of ATO in APL and have filed for orphan drug designation, the first step toward orphan drug exclusivity, for multiple myeloma, myelodysplasia and non-Hodgkin's lymphoma. We also plan to pursue orphan drug designation for other indications. In addition, we have exclusive rights to several patent applications filed by Memorial Sloan-Kettering Institute and the Sam Waxman Cancer Foundation which cover methods of treating a variety of cancers and conditions with ATO.

ATO for Acute Promyleocytic Leukemia. APL is a malignant disorder of the white blood cells which typically occurs in patients over the age of 30. Approximately 1,500 to 2,000 patients are diagnosed with APL each year in the United States. Current treatment for APL includes the use of all-trans retinoic acid, commonly called ATRA, followed by anthracyline based chemotherapy. Without chemotherapy, 90% of patients will relapse within 6 months of ATRA treatment. Combined with chemotherapy, still only about 50% of APL patients will survive three years or longer. The high treatment failure rates may be explained by the fact that combination treatment results in eradication of the mutant APL gene in the bone marrow in only 20% to 30% of patients. For patients who relapse following ATRA and chemotherapy, survival rates are low, with median survival being limited to just four to five months and only approximately 20% of patients surviving one year. Moreover, these patients are exposed to, and some actually die from, the toxic effects of high cumulative doses of anthracycline chemotherapy.

The initial pilot trial results and accompanying editorial were published in the November 5, 1998 issue of The New England Journal of Medicine. The results of this study were confirmed in a recently completed pivotal trial whose preliminary results were presented at the 1999 Annual Meeting of the American Society of Hematology. As reported in the two trials, 30 of 34 (88%) patients with resistant APL and 16 of 18 (89%) patients with relapsed APL achieved a complete remission with ATO.

Investigators reported that in the pivotal trial, 40 patients with relapsed APL following chemotherapy and/or bone marrow transplants were treated with low dose intravenous ATO over a one to two hour daily infusion until remission was achieved. Patients required on average 30 days of treatment and, following a month off treatment, received an additional 25 days of maintenance therapy. Of the 40 patients treated, 34 patients (85%) achieved a complete response, with 73% of the patients demonstrating molecular eradication of the malignant APL gene on bone marrow testing. Although the median survival has not yet been reached, median survival already exceeds 12 months, substantially higher than the four to five months generally observed in these patients. Side effects of ATO noted in that study by the investigators were mild and manageable, for the most part, as outpatients. The most common side effects included fever, weight gain, fatigue, skin rash, numbness in the hands and an asymptomatic change in electrocardiogram, or EKG.

Based on these results, we submitted NDA in the United States on March 28, 2000 and plan to seek marketing approval in Europe by the end of the year. Also, given the high complete response rates reported for ATO in the end-stage, salvage therapy setting for APL, the NCI is currently conducting a randomized phase III of ATRA and ATO as first line therapy for APL. If successful, we would plan to file a supplemental NDA for ATO as first line treatment for APL.

ATO for Multiple Myeloma. Multiple myeloma is a malignant disease of the bone marrow that is invariably fatal. It is the second most common blood cell malignancy, affecting approximately 40,000 people in the United States with over 13,000 new cases reported annually. The disease is initially treated with oral chemotherapy drugs. Once the disease can no longer be controlled with oral drugs, treatments include aggressive high dose chemotherapy, bone marrow transplant and recently, thalidomide. Fewer than 50% of patients experience a response to these treatment options.

In December 1999, investigators reported interim results of a phase II study conducted at the University of Arkansas on the use of ATO in nine patients with advanced stage multiple myeloma who had failed treatment with high dose chemotherapy and bone marrow transplants and who had also failed treatment with thalidomide. Three of nine patients (33%) had a response to ATO. However, only four patients had completed more than 30 days of ATO therapy at the time of the report, of which two had a major response (>50% reduction in myeloma protein levels), one had stable disease and one progressed. The investigators concluded that ATO had activity in end stage, high risk myeloma and should be investigated in earlier stage disease prior to use of thalidomide. We are currently conducting a phase II trial of ATO in earlier stage myleoma. In addition, the NCI is conducting a phase I/II trial of ATO in combination with ascorbic acid for treating relapsed and refractory myeloma. We are seeking orphan drug designation for the treatment of myeloma with ATO.

ATO for Advanced Hematologic Malignancies. Hematologic malignancies are cancers of the blood system, and include leukemias and lymphomas. In 1998, more than 80,000 people had acute and chronic leukemia and approximately 31,000 new cases are diagnosed annually in the United States. Non-Hodgkin's lymphoma affects almost 180,000 people in the United States, with approximately 55,000 new cases reported in the U.S. in 1999. For patients who relapse, fewer than 25% survive five years, with the majority dying within 14 months of relapse. Clinical trials with ATO have demonstrated encouraging responses in advanced leukemias other than APL and myeloma, including CML, AML and myelodysplasia. Promising results have also been achieved in advanced lymphomas including non-Hodgkin's lymphoma. The NCI is conducting six phase II or phase III clinical trials investigating the utility of ATO in treating advanced leukemia and lymphoma. If these trials are successful and provide sufficient data, we intend to use data from these trials, where appropriate, to support additional indications for ATO.

ATO for Solid Tumors. Solid tumors include malignancies that develop in various tissues throughout the body, as opposed to hematologic cancers described above. Genitourinary cancers, such as cervical, renal cell and prostate cancer, affect approximately 850,000 patients in the United States, with over 240,000 new cases diagnosed annually. Preclinical tests and clinical trials have demonstrated that ATO may have significant anti-tumor activity among patients with cervical, renal cell and prostate cancer. The NCI is currently conducting three phase II trials in these cancers to further evaluate these preliminary observations. If these trials are successful and provide sufficient data, we intend to use the information from these trials and new trials in other solid tumors to extend the indications for ATO.

Polyglutamate Drug Delivery Technology

We are also developing a new way to deliver cancer drugs more selectively to tumor tissue with the goal of reducing the toxic side effects and improving the anti-tumor activity of existing chemotherapy agents. Our technology links cancer drugs to proprietary polyglutamate polymers. Polyglutamate, which we call PG, is a biodegradable polymer made of glutamic acid, a naturally occurring amino acid. To build these polymers, we repetitively link together glutamic acid molecules to an optimized size. Unlike blood vessels found in normal tissues, tumor blood vessels contain openings or pores. Because of these pores, tumors are more permeable to molecules, such as our PG polymers, that are within a specific size range. As the polymer, carrying its tumor killing drug, circulates in the bloodstream and passes through the tumor blood vessels, it becomes trapped in the tumor tissue allowing a significantly greater percentage of the anticancer drug to accumulate preferentially in tumor tissue as compared to normal tissue. The toxicity of the chemotherapy drug may be further reduced because the drug is inactive as long as it is bound to the polymer. Once the polymer drug conjugate enters the tumor, the polymer is digested, freeing the cancer killing drug.

Based on preclinical animal studies, we believe that our polyglutamate-chemotherapy drug conjugates may be able to achieve a number of benefits over existing chemotherapy drugs:

 . More drug reaches the tumor

 . Increased efficacy using the same amount of drug

 . Ability to use higher doses of the active drug

 . Less toxicity at the same or higher doses of drug

 . Broader applicability due to differentiated tumor uptake mechanism

 . Potential to overcome resistance to the underlying chemotherapy drug

In addition, we believe that linking our polymers to existing drugs will yield patentable subject matter and that our polymer-drug conjugates will not infringe any third-party patents covering the underlying drug. However, there can be no assurance that we will receive a patent for our polymer conjugates or that we will not be challenged by the holder of a patent covering the underlying drug.

We licensed the worldwide exclusive rights to PG and related polymers and their applications from PG-TXL Company in 1998. The technology was originally developed at the MD Anderson Cancer Center. The initial patent, which issued in November 1999, covers the ability to use PG coupled with commonly used cancer drugs such as paclitaxel, docetaxel, etopside, teniposide, camptothecin or epothilone. These drug classes represented over 40% of U.S. chemotherapy sales in 1998.

Our strategy is to use this novel polymer to build a portfolio of potentially safer and more effective versions of well-known anti-cancer agents. We believe that our PG drug development program may lower the risks inherent in developing new drugs because we are linking PG to well defined and widely used chemotherapy drugs. We are initially focusing our development efforts on applying PG to two of the fastest growing classes of anticancer drugs, taxanes and the camptothecins.

PG-TXL(TM) (polyglutamate paclitaxel). PG-TXL is PG linked to paclitaxel, the active ingredient in Taxol, the world's best selling cancer drug. Taxol is difficult to administer because it must be mixed in castor oil and ethanol, which is toxic when given intravenously, and requires a lengthy three hour intravenous infusion. PG-TXL is 80,000 fold more water soluble than paclitaxel, allowing it to be administered in just two tablespoons of water in minutes. Also, because PG-TXL is water soluble, its administration should not require premedication with steroids and antihistamines to prevent severe reactions. PG-TXL may also allow for delivery of higher doses that can be achieved with the currently marketed version of paclitaxel.

It is estimated that more than 2 million people have breast, ovarian, lung and colon cancer, with more than 470,000 new cases diagnosed each year in the United States. Despite the difficulties associated with administration and serious dose limiting toxicities, 1999 U.S. sales of Taxol and Taxotere grew to $1.2 billion, with worldwide sales approaching $2.0 billion. The majority of taxane usage has been in breast, ovarian and lung cancer indications. Most recently, Taxol received approval as a first line treatment in node positive breast cancer, which is expected to add up to an additional 75,000 eligible patients annually in the U.S.

We have performed multiple preclinical animal studies using PG-TXL and comparing PG-TXL to paclitaxel alone. Our results suggested superior efficacy and lower toxicity for PG-TXL, and an ability for PG-TXL to treat tumors resistant to Taxol. Specifically:

 . In animal testing, when administered at equivalent doses of paclitaxel, treatment with PG-TXL cured established breast cancer tumors whereas treatment with paclitaxel only slowed tumor growth by several days.

 . When examined for the ability of PG-TXL to accumulate in tumor tissue, administration of PG-TXL to tumor bearing animals resulted in 600% more paclitaxel reaching the tumor than an equivalent dose of paclitaxel alone. At the end of seven days, there was still as much paclitaxel in the tumor being released from the polymer than the maximum amount that was achieved on day one with free paclitaxel.

 . PG-TXL significantly enhanced anti-tumor activity in tumors that are resistant to the killing effects of paclitaxel suggesting the polymer may expand the potential utility of paclitaxel to a wider population of cancer types than the currently available form of the drug can achieve.

The Cancer Research Campaign is currently sponsoring a U.K. phase I clinical trial of PG-TXL which we expect to be completed by the end of 2000. We plan to begin phase II trials in the U.S. and the U.K. in the second half of 2000. Our registration strategy for PG-TXL is to examine its potential safety and efficacy as single agent therapy in solid tumors that either have become unresponsive to Taxol or Taxotere or for which Taxol and Taxotere are not indicated. We believe this strategy could allow us to accelerate the development and regulatory submission for PG-TXL under the FDA fast track program. We also intend to investigate the safety and efficacy of PG-TXL when used in combination with drugs commonly used in first line treatment regimens in combination with Taxol or Taxotere, such as cisplatin or doxorubicin.

The phase I trial is testing PG-TXL in patients with cancers who have failed other chemotherapies but who have not previously been treated with taxanes such as Taxol or Taxotere. We expect to enroll 12 to 18 patients to determine the maximum tolerated dose of PG-TXL when administered by a 10 to 30 minute infusion every three weeks. We chose to initiate human trials in the U.K. because of the CRC's experience with polymer cancer drug conjugates and because of the ability to perform trials in patients who have not received taxol. We believe this data will expedite initiation of phase II testing in the United States.

PG-CPT (polyglutamate camptothecin). PG-CPT (polyglutamate camptothecin) is camptothecin linked to PG. Camptothecins are an important and rapidly growing class of anticancer drugs. However, like taxanes, their full clinical benefit is limited by poor solubility and significant toxicity. To avert solubility limitations, oral analogs such as Hycamtin and Camptosar were developed. However, conversion to oral dosage forms has been accompanied by a reduction in antitumor potency. Despite these limitations, camptothecins are becoming standard drugs in the treatment of advanced colon, lung and ovarian cancer. U.S. sales for camptothecins exceeded $330 million in 1999.

Linking camptothecin to PG renders it water soluble and in animal studies permits up to 400% more drug to be administered without an increase in toxicity. PG-CPT demonstrated significantly enhanced anti-tumor activity in animal models of lung, colon and breast cancer, with up to 500% improvement over the free drug. We are currently optimizing a camptothecin for selection as a clinical development candidate and plan to file an IND by mid 2001.

Apra

Apra belongs to a new class of cancer drugs, called phospholipid regulators, developed by our scientists. At effective concentrations, Apra selectively kills tumor cells but spares normal cells. Also, because the structure and mechanism of action for Apra are unique, tumors that are or become resistant to standard anti-cancer drugs may not be resistant to Apra. Preclinical studies have demonstrated that Apra, when used in combination with conventional agents such as the widely used cancer drug cisplatin, can sensitize tumors to the killing effects of cisplatin making the combination treatment more effective than either agent used alone.

We are currently conducting two phase II trials of Apra in patients with drug resistant soft tissue sarcoma and prostate cancer. The FDA has granted orphan drug designation for Apra in the treatment of both sarcoma and refractory prostate cancer. Our strategy is to initially pursue fast track designation for sarcoma and then seek to expand the potential indications of the drug by investigating it in combination with conventional cancer drugs for larger disease indications such as non-small cell lung cancer and prostate cancer.

Apra for Sarcoma. Sarcomas are malignant tumors of the muscle, cartilage or cells which make up the connective tissues of other organs. Over 12,000 patients have sarcoma in the United States, with 7,000 new cases diagnosed each year. First line chemotherapy treatment for sarcomas consists primarily of anthracycline therapy, which produces responses in approximately 10% to 20% of patients. Patients with sarcoma that do not respond to chemotherapy generally die within 12 months.

We previously completed two phase I trials in 52 patients with end stage cancers which provide preliminary data on the maximum tolerated dose, safety and potential efficacy of Apra when used alone in the treatment of advanced stage cancers. Among those 52 patients, 17 had advanced stage sarcoma. Six of 17 (35%) had a response with 5 of 6 (83%) remaining alive a median of 19 months from commencing therapy. Based on these results, we initiated a phase II trial of Apra as second line treatment for sarcoma. In November 1999, investigators reported encouraging data among the first 24 evaluable patients. Based upon the responses that were observed in a particular subtype of sarcoma called gastrointestinal stromal cell sarcoma, or GIST, we announced we were expanding the size of the sarcoma trial from 40 patients to 80 patients. We expect to complete enrollment for this trial by the end of 2000.

Apra for Treatment of Other Cancers. We are also investigating whether the combination of Apra with cisplatin, a commonly used cancer drug for solid tumors, can result in better tumor response rates than with cisplatin alone. We intend to initiate a phase I trial of Apra in combination with cisplatin for lung cancer and other advanced cancers in the second half of 2000. Our strategy is to expand the use of Apra over time to larger cancer markets such as lung cancer and prostate cancer where Apra may improve efficacy when combined with conventional cancer drugs.

Collaboration and Licensing Arrangements

BioChem Pharma. We have a collaboration and supply agreement with BioChem Pharma for the development and commercialization of Apra in Canada. Under this collaboration agreement, BioChem Pharma will be responsible for obtaining regulatory approval for Apra in Canada. Although BioChem Pharma will have no obligation to conduct any research and development activities, it will have the right to have us perform clinical trials in Canada at BioChem Pharma's expense. BioChem Pharma will have the exclusive right to commercialize Apra in Canada, subject to the payment of royalties to us. We will also receive payments under the collaboration agreement if certain milestones are achieved. BioChem Pharma may terminate this agreement with respect to any product at any time for any reason upon 30 days' notice.

PG-TXL Company, L.P. On June 30, 1998, we entered into an agreement with PG-TXL Company, L.P. granting us an exclusive worldwide license for the rights to PG-TXL and to all potential uses of PG-TXL Company's polymer technology. Under the terms of the agreement, we acquired the rights to fund the research, development, manufacture, marketing and sale of anti-cancer drugs developed using this polymer technology. We are obligated to make payments upon the attainment of significant development milestones, as defined in the agreement. We are obligated to meet certain development requirements by June 30, 2002 to maintain these exclusive license rights.

Johnson & Johnson. In November 1996, we entered into a Collaboration and License Agreement with Johnson & Johnson for the joint development and commercialization of lisofylline. Neither party is currently pursuing any further development of lisofylline at this time.

Patents and Proprietary Rights

We dedicate significant resources to protecting our intellectual property. We have acquired through our acquisition of PolaRx rights to four pending patent applications covering dosage formulations, methods of administration and methods of use for various forms of arsenic trioxide and related compounds. We have exclusive rights to one issued patent and 21 U.S. and foreign pending patent applications relating to our polymer drug delivery technology. Thirteen issued U.S. patents cover the chemical entity, pharmaceutical compositions and methods of use of Apra and related compounds. We intend to file additional patent applications when appropriate, with respect to improvements in our core technology and to specific products and processes that we develop. There can be no assurance that any patents will issue from any present or future applications or, if patents do issue, that such patents will be issued on a timely basis or that claims allowed on issued patents will be sufficient to protect our technology. In addition, there can be no assurance that the patents issued to us will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to us. With respect to such issued U.S. patents or any patents that may issue in the future, there can be no assurance that they will effectively protect the technology involved, foreclose the development of competitive products by others or otherwise be commercially valuable.

We have sought and intend to aggressively seek patent protection in the United States, Europe and Japan to protect any products that we may develop. We also intend to seek patent protection or rely upon trade secrets to protect certain of our enabling technologies that will be used in discovering and evaluating new drugs which could become marketable products. However, there can be no assurance that such steps will effectively protect the technology involved. To protect any such trade secrets and other proprietary information, we rely on confidentiality and material transfer agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for breach or that our trade secrets will not otherwise become known or independently discovered by competitors. We also have members of our Scientific Advisory and Clinical Boards, our consultants and, in most cases, our employees enter into agreements requiring disclosure to us of ideas, developments, discoveries or inventions conceived during employment or consulting and assignment to us of proprietary rights to such matters related to our business and technology.

Manufacturing

We currently use, and expect to continue to be dependent upon, contract manufacturers to manufacture each of our product candidates. We have established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that our products are manufactured in accordance with cGMPs and other applicable domestic and foreign regulations. There can be no assurance that these manufacturers will meet our requirements for quality, quantity or timeliness.

We will need to develop additional manufacturing resources, and may seek to enter into additional collaborative arrangements with other parties which have established manufacturing capabilities or may elect to have a third party manufacture our products on a contract basis. We have an agreement with a third-party vendor to furnish ATO, PG-TXL and Apra drug substances for clinical studies and in the case of ATO, for initial commercial launch, if and when approved by the FDA. We will be dependent upon these third parties to supply us in a timely manner with products manufactured in compliance with cGMPs or similar standards imposed by foreign regulators. Contract manufacturers may violate cGMPs, and the FDA has intensified its oversight of drug manufacturers. There can be no assurance that the FDA would not take action against a contract manufacturer who violates cGMPs. Such actions may include requiring the contract manufacturer to cease its manufacturing activities.

Marketing

We intend to develop our own sales and marketing infrastructure in North America to commercialize our portfolio of oncology products. We plan to enter into commercialization arrangements to market our products outside of North America.

We have no experience in marketing, sales or distribution. We believe, however, that the United States oncology market is accessible by a limited marketing staff and field sales organization. This market is highly concentrated. It is comprised primarily of the approximately 5,000 physicians who order the vast majority of cancer therapeutics.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. We face competition from a variety of companies focused on developing oncology drugs. We compete with large pharmaceutical companies and with other specialized biotechnology companies. Many of our existing or potential competitors have substantially greater financial, technical and human resources than us and may be better equipped to develop, manufacture and market products. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded research and development programs.

We expect to encounter significant competition for the principal pharmaceutical products we plan to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. Accordingly, the relative speed with which we and any future collaborators can develop products, complete preclinical testing and clinical trials and approval processes, and supply commercial quantities of the products to the market are expected to be important competitive factors. A number of biotechnology and pharmaceutical companies are developing new products for the treatment of the same diseases being targeted by us. In some instances, such products have already entered late-stage clinical trials or received FDA approval. Significant levels of research in biotechnology, medicinal chemistry and pharmacology occur in academic institutions, governmental agencies and other public and private research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting and retaining skilled scientific talent.

We believe that our ability to compete successfully will be based on our ability to create and maintain scientifically advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for its products, obtain required regulatory approvals and manufacture and successfully market our products either alone or through outside parties. We will continue to seek licenses with respect to technology related to our field of interest and may face competition with respect to such efforts.

Government Regulation

The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, among other things, of our products are extensively regulated by governmental authorities in the United States and other countries. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("the FDCA") and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

Drug Approval Process. None of our drugs may be marketed in the U.S. until the drug has received FDA approval. On March 28, 2000, we submitted our first application for approval of our drug candidate ATO. We have not yet submitted an application for approval for any of our other drug product candidates. The steps required before a drug may be marketed in the U.S. include:

 . preclinical laboratory tests, animal studies, and formulation studies

 . submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin

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

 . adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication

 . submission to the FDA of a NDA

 . satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Procedures ("cGMP") and

 . FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Study subjects must sign an informed consent form before participating in a clinical trial. Phase I usually involves the initial introduction of the investigational drug into people to evaluate its safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to (i) evaluate dosage tolerance and appropriate dosage; (ii) identify possible adverse effects and safety risks; and (iii) evaluate preliminarily the efficacy of the drug for specific indications. Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that phase I, phase II, or phase III testing will be completed successfully within any specified period of time, if at all. Furthermore, the Company or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA will issue an approval letter. If the FDA evaluates the NDA submission or manufacturing facilities as not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Even if we submit the requested additional information, the FDA ultimately may decide that the NDA does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

FDA's "fast track" program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We have received fast track designation for ATO for the treatment of patients with drug resistant or relapsed APL and we intend to seek to have some of our other drug products designated as fast track products, with the goal of reducing review time. There can be no guarantee that FDA will grant any of our additional requests for fast track designation, that any fast track designation would affect the time of review, or that FDA will approve the NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, FDA approval of a fast track product can include restrictions on the product's use or distribution (such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience), and can be conditioned on the performance of additional clinical studies after approval.

FDA procedures also provide priority review of NDAs submitted for drugs that, compared to currently marketed products, offer a significant improvement in the treatment, diagnosis, or prevention of a disease.
NDAs that are granted priority review are intended to be acted upon more quickly than NDAs given standard review. FDA's current goal is to act on 90% of priority NDAs within six months of receipt. We anticipate seeking priority review of ATO for the indication of relapsed APL and intend to do so with regard to some of our other drug candidates. There can be no guarantee that FDA will grant priority review status in any instance, that priority review status will affect the time of review, or that FDA will approve the NDA submitted for any of our drug candidates, whether or not priority review status is granted.

Post-Approval Requirements. If FDA approval of one or more of our drug products is obtained, we will be required to comply with a number of post-approval requirements. For example, holders of an approved NDA are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We use and will continue to use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be sure that future FDA inspections will not identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Orphan Drug. The FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years.

We have obtained orphan drug designation for ATO to treat patients with resistant or relapsed APL, and for Apra to treat patients with soft tissue sarcoma and refractory prostate cancer. We have also filed for orphan drug designation for ATO for the treatment of patients with refractory multiple myeloma, myelodysplasia, and non-Hodgkins lymphoma. However, we cannot be sure that ATO will receive an orphan drug designation for these indications, or that ATO, Apra, or any of our drug products will receive orphan drug exclusivity for any indication. Also, it is possible that our competitors could obtain approval, and attendant orphan drug exclusivity, for products that would preclude us from marketing our products for specified indications for some time.

Non-United States Regulation. Before our products can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. No assurance can be given that even if a product is approved by a regulatory authority, satisfactory prices will be approved for such product.

Environmental Regulation

In connection with its research and development activities and its manufacturing materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with these laws, regulations and policies in all material respects and has not been required to take any significant action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Facilities

We lease approximately 66,000 square feet of space at 201 Elliott Avenue West in Seattle, Washington for our executive office, laboratory and administrative operations. The lease expires on January 31, 2003, with two consecutive five-year renewal options at the then prevailing market rent. We believe our existing and planned facilities are adequate to meet our present requirements. Despite a decrease in local vacancy rates for commercial space, we currently anticipate that additional space will be available to us, when needed, on commercially reasonable terms.

Employees

As of March 15, 2000, we employed 97 individuals, including 35 holding doctoral or other advanced degrees. Our employees do not have a collective bargaining agreement. We consider our relations with our employees to be good.

                                   Management

Board of Directors and Executive Officers

The following table sets forth certain information concerning our executive officers as of March 15, 2000:

   Name                               Age Position
   ----                               --- --------
   Max E. Link, Ph.D.(1).............  60 Chairman of the Board of Directors
   James A. Bianco, M.D.(1)..........  43 President, Chief Executive Officer
                                          and Director
   Edward F. Kenney..................  55 Executive Vice President and Chief
                                          Operating Officer
   Louis A. Bianco...................  47 Executive Vice President, Finance and
                                          Administration
   Robert A. Lewis, M.D..............  55 Executive Vice President, Chief
                                          Scientific Officer
   Susan O. Moore....................  51 Executive Vice President, Corporate
                                           Resource Development
   Jack W. Singer, M.D. .............  57 Executive Vice President, Research
                                           Program Chairman and Director
   Jack L. Bowman(2).................  67 Director
   Jeremy L. Curnock Cook(1)(2)......  50 Director
   Wilfred E. Jaeger, M.D.(2)(3).....  44 Director
   Mary O'Neil Mundinger, DrPH.......  62 Director
   Phillip M. Nudelman, Ph.D.(1)(3)..  64 Director

------------------
(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

Max E. Link, Ph.D., joined the Board of Directors in July 1995 as its Vice Chairman and has served as Chairman of the board of directors since January 1996. Dr. Link has held a number of executive positions with pharmaceutical and healthcare companies. Most recently, he served as Chief Executive Officer of Corange, Limited, from May 1993 until June 1994. Prior to joining Corange, Dr. Link served in a number of positions within Sandoz Pharma Ltd., including Chief Executive Officer from 1990 until April 1992, and Chairman from April 1992 until May 1993. Dr. Link currently serves on the boards of directors of Alexion Pharmaceuticals, Inc., Human Genome Sciences, Inc., and Protein Design Labs, Inc. Dr. Link received his Ph.D. in Economics from the University of St. Gallen.

James A. Bianco, M.D., is our principal founder and has been our President and Chief Executive Officer since February 1992 and a director since our inception in September 1991. Prior to joining the company, Dr. Bianco was an Assistant Professor of Medicine at the University of Washington, Seattle, and an Assistant Member in the clinical research division of the Fred Hutchinson Cancer Research Center, the world's largest bone marrow transplant center. From 1990 to 1992, Dr. Bianco was the director of the Bone Marrow Transplant Program at the Veterans Administration Medical Center in Seattle. Dr. Bianco received his B.S. degree in Biology and Physics from New York University and his M.D. from Mount Sinai School of Medicine.

Edward F. Kenney has been our Executive Vice President, Chief Operating Officer since January 1999. From February 1997 to September 1998 he was Vice President of Marketing and Sales at CellPro Incorporated. From 1987 to 1996 he served in various sales, marketing and business development positions at Cetus Corporation and Chiron Corporation, which merged in 1991. From 1991 to 1996, Mr. Kenney was a marketing manager in the cardiovascular therapy area at Boehringer Ingelheim, and from 1978 to 1986, he served in various sales, marketing and business development capacities at Bristol-Myers Corporation. Mr. Kenney earned a M.S. degree in Natural Resources from Ohio State University.

Jack W. Singer, M.D., is a founder and director of the company and currently serves as our Executive Vice President, Research Program Chairman. Dr. Singer has been a director since our inception in September 1991. From April 1992 to July 1995, Dr. Singer was our Executive Vice President, Research and Development. Prior to joining CTI, Dr. Singer was Professor of Medicine at the University of Washington and full Member of the

Fred Hutchinson Cancer Research Center. From 1975 to 1992, he was the Chief of Medical Oncology at the Veterans Administration Medical Center in Seattle. Dr. Singer received his M.D. from State University of New York, Downstate Medical College.

Louis A. Bianco is a founder of the company and has been our Executive Vice President, Finance and Administration since February 1, 1992, and was a director of the company from our inception in September 1991 to April 1992 and from April 1993 to April 1995. From January 1989 through January 1992, Mr. Bianco was a Vice President at Deutsche Bank Capital Corporation in charge of risk management. Mr. Bianco is a Certified Public Accountant and received his M.B.A. from New York University. Louis Bianco is the brother of James Bianco, our President and CEO.

Robert A. Lewis, M.D., has been our Executive Vice President, Chief Scientific Officer since April 1996. From September 1994 to May 1995, Dr. Lewis was Senior Vice President and Director, Preclinical Research and Development at Syntex-Roche. From February 1986 to February 1992, he held various Senior and Executive Vice Presidential offices at Syntex. While at Syntex, he held associate professorships at Stanford University and at the University of California, San Francisco, where he also held an adjunct professorship from 1992 to 1994. Prior to joining Syntex, Dr. Lewis was an Associate Professor of Medicine at Harvard Medical School. Dr. Lewis received his B.S. degree in chemistry from Yale University and M.D. from the University of Rochester.

Susan O. Moore has been our Executive Vice President, Corporate Resource Development since January 1999, responsible for Corporate Communications and Human Resource Development, and served as Executive Vice President, Human Resource Development from July 1995 to December 1998. From March 1993 to July 1995, Ms. Moore was CTI's Vice President of Human Resources. Prior to joining CTI, Ms. Moore was self-employed as a compensation consultant. From 1991 to December 1992, Ms. Moore was the Director of Human Resources at ICOS Corporation, a biotechnology company. From 1984 to 1990, Ms. Moore served as Program Manager for Software Engineering Digital Equipment Corporation.

Jack L. Bowman has been a director since April 1995. From 1987 until January 1994, Mr. Bowman was a company group chairman at Johnson & Johnson, having primary responsibility for a group of companies in the diagnostic, blood glucose monitoring and pharmaceutical business. From 1980 to 1987, Mr. Bowman held various positions at American Cyanamid Company, most recently as Executive Vice President. Mr. Bowman was a member of the board of trustees of The Johns Hopkins University and serves on the board of directors of NeoRx Corporation, CytRx Corporation and Cellegy Pharmaceuticals, Inc., Targeted Genetics Corp., and Celgene Corp.

Jeremy L. Curnock Cook has been a director since March 1995. Mr. Curnock Cook has been a director of the Bioscience Unit of Rothschild Asset Management Limited since 1987. He is a director of several British companies, including The International Biotechnology Trust, plc, Biocompatibles International, plc, Therexsys, Ltd. and Vanguard Medica Group, plc. He also serves on the boards of directors of Creative Biomolecules, Inc., Targeted Genetics, Corp., and Ribozyme Pharmaceuticals, Inc. in the United States.

Wilfred E. Jaeger, M.D., has been a director since September 1992. Dr. Jaeger is a founding general partner of Three Arch Partners, a venture capital firm which focuses on health care investments. Prior to joining Three Arch Partners in 1993, he was a partner at Collinson Howe Venture Partners, formerly Schroeder Venture Advisers, and the Phoenix Partners. Dr. Jaeger received his M.D. from the University of British Columbia in Vancouver, B.C., Canada, in 1981. Dr. Jaeger is also a director of Intensiva Healthcare Corporation.

Mary O'Neil Mundinger, DrPH, has been a director since April 1997. Since 1986, she has been a Dean and Professor at the School of Nursing, and an Associate Dean on the Faculty of Medicine at Columbia University. Dr. Mundinger also serves on the editorial board of National Health Publishing Company, Inc.
Dr. Mundinger received her Doctorate of Public Health from Columbia's School of Public Health.

Phillip M. Nudelman, Ph.D., has been a director since March 1994. He is the President and Chairman of the Board of Kaiser/Group Health. From 1990 to 1997, Dr. Nudelman was the President and Chief Executive

Officer of Group Health Cooperative of Puget Sound, a health maintenance organization. Dr. Nudelman serves as chairman of the boards of directors of the American Association of Health Plans, ATL Ultrasound, SpaceLabs Medical, Inc., Cytran Ltd., Franklin Health and the United Way. Dr. Nudelman received his B.S. degree in Microbiology, Zoology and Pharmacy from the University of Washington, and holds an M.B.A. and a Ph.D. in Health Systems Management from Pacific Western University.

Scientific and Clinical Advisory Boards

We have a Scientific Advisory Board which consists of recognized scientists with expertise in the fields of immunology, cell and molecular biology, and synthetic and medical chemistry. Our Scientific Advisory Board meets with our management and key scientific employees on a semi-annual basis and in smaller groups or individually from time to time on an informal basis. The members assist us in identifying scientific and product development opportunities, reviewing with management the progress of our specific projects and recruiting and evaluating our scientific staff. We also have a Clinical Advisory Board which assists us from time to time on clinical matters.

The following are members of our Scientific Advisory Board:

Lewis Cantley, Ph.D., is a noted authority in cellular biochemical signaling pathways that employ phosphatidyl inositol and its metabolites and is the discoverer of one of the most critical enzymes in those pathways, the PI3 Kinase. He is currently Professor of Cell Biology at Harvard Medical School and Chief of the Division of Signal Transduction in the Department of Medicine, Beth Israel Hospital, Boston and the author of over 180 publications.

Edward A. Dennis, Ph.D., is the Vice Chair of Medical Biochemistry at the University of California, San Diego. He is a noted authority on phospholipases, cell signaling and phospholipid metabolism. Dr. Dennis serves on the Scientific Advisory Board and Management Committee of, and chairs the Management Executive Board of, the Keystone Symposia. He sits on the Editorial Board of the Journal of Cellular Biochemistry and on the Publications Committee of the American Society for Biochemistry and Molecular Biology. He has authored over 185 manuscripts.

Edwin Krebs, M.D., is a Professor Emeritus, Department of Pharmacology and Biochemistry, at the University of Washington in Seattle and a Senior Investigator Emeritus at the Howard Hughes Medical Institute. He is a recognized authority on mechanisms of action of second messengers, including protein kinases and phosphorylation reactions. He is the recipient of numerous awards and honors and has authored 297 manuscripts. In 1992, Dr. Krebs was awarded the Nobel Prize in Physiology of Medicine for his work on second messenger pathways.

L. Jackson Roberts, II, M.D., is an internationally recognized authority on the oxidative metabolism of polyunsaturated fatty acids. He is known for having identified PGD2 on the major mast cell lipid mediator and, more recently, for having originated the field of studying non enzymatically-generated prostanoids, including the isprostanes and neuroprostanes. He is currently Profession of Pharmacology and Medicine at Vanderbilt University and is the author of over 170 publications.

The following are members of our Clinical Advisory Board:

E. Donnall Thomas, M.D., is the Chairman of our Clinical Advisory Board. He is the former Associate Director of Clinical Research and presently a Professor Emeritus at the Fred Hutchinson Cancer Research Center, of which he was a founding member. His research has spanned a wide array of fields from radiation biology to developmental immunology, and from cancer causing genes to gene transfer therapies. For his pioneering work in bone marrow transplant, Dr. Thomas was awarded the Nobel Prize for Medicine in 1990. Among the other honors awarded to Dr. Thomas in recognition of his medical research are the American Cancer Society Award for Distinguished Service in Basic Research and the Kettering Prize of the General Motors Cancer Research Foundation. He is a member of the U.S. Academy of Sciences.

Karen H. Antman, M.D., is the Chief of the Division of Medical Oncology, College of Physicians & Surgeons of Columbia University. Dr. Antman is an expert in emerging treatment strategies for solid tumors, notably breast cancer and sarcomas. From 1994 to 1995 she served as President of the American Society of Clinical Oncology. Since 1993, Dr. Antman has served on the Sarcoma Committee of the Southwest Oncology Groups, and has been its chairperson since 1995. From 1993 to 1994 she was program committee chair of the American Association for Cancer Research. She is on the editorial board of several prestigious journals, including Associate Editor of The New England Journal of Medicine.

                             Principal Shareholders

The following table sets forth information regarding beneficial ownership of our common stock as of March 15, 2000 by:

 . each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

 . each of our directors;

 . each of our executive officers; and

 . all directors and officers as a group.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes warrants or options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more shareholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 25,919,049 shares of common stock outstanding as of March 15, 2000, including 4,624,277 shares of common stock issuable upon conversion, at the option of the holder, of Series D preferred stock issued in November 1999, and also lists applicable percentage ownership based on 28,919,049 shares of common stock outstanding after completion of this offering. Warrants or options to purchase shares of our common stock that are exercisable within 60 days of March 15, 2000, are deemed to be beneficially owned by the persons holding these warrants or options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying warrants or options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Warrants" or "Shares Subject to Options." These shares are included in the number of shares listed in the column labeled "Total Number."

Unless otherwise indicated, the principal address of each shareholder below is: c/o Cell Therapeutics, Inc., 201 Elliott Avenue West, Seattle, Washington 98119.

                                              Shares Beneficially Owned
                                       ---------------------------------------
                                                   Shares    Percent  Percent
                                         Total     Subject    Before   After
Name and Address of Beneficial Owner    Number   to Warrants Offering Offering
------------------------------------   --------- ----------- -------- --------
5% Shareholders
Essex Woodlands Health Ventures Fund
 IV, L.P.(1).........................  3,855,519   914,286    14.37%   12.92%
 15001 Walden Road, Suite 101
 Montgomery, TX 77356
Lindsay A. Rosenwald and The Aries
 Master Funds(2).....................  2,743,857   369,524    10.44%    9.37%
 c/o Paramount Capital Asset
  Management, Inc.
 787 Seventh Avenue, 48th Floor
 New York, NY 10019
The International Biotechnology Trust
 plc(3)..............................  1,358,156        --     5.24%    4.70%
 c/o Rothschild Asset Management
  Limited
 Five Arrows House
 St. Swithin's Lane
 London, England EC4N 8NR

                                              Shares Beneficially Owned
                                        --------------------------------------
                                                    Shares   Percent  Percent
                                          Total    Subject    Before   After
Name and Address of Beneficial Owner     Number   to Options Offering Offering
------------------------------------    --------- ---------- -------- --------
Directors and Named Officers
Max E. Link, Ph.D. ....................    54,762    3,810        *        *
James A. Bianco, M.D. .................   621,111  310,340     2.37%    2.12%
Edward F. Kenney.......................        --       --        *        *
Jack W. Singer, M.D. ..................   309,318   82,865     1.19%    1.07%
Louis A. Bianco........................   216,523   98,198        *        *
Robert A. Lewis, M.D. .................   124,013   98,813        *        *
Susan O. Moore.........................    94,688   80,288        *        *
Jack L. Bowman.........................    32,383   32,383        *        *
Jeremy L. Curnock Cook(4).............. 1,384,824   26,668     5.34%    4.78%
Wilfred E. Jaeger, M.D. ...............    39,335   39,335        *        *
Mary O. Mundinger, DrPH................     9,573    7,923        *        *
Philip M. Nudelman, Ph.D. .............    33,811   31,811        *        *
All directors and officers as a group
 (12 persons).......................... 2,920,341  812,434    10.92%    9.82%

------------------
 * Less than 1%

(1) Consists of 2,941,233 shares of common stock beneficially owned by Essex Woodlands Health Ventures and 914,286 shares issuable upon exercise of warrants held by Essex Woodlands Health Ventures. Mr. Martin P. Sutter is the Managing Director of Essex Woodlands Health Ventures Fund IV, L.P..

(2) Includes (a) 976,065 shares of common stock owned by Lindsay A. Rosenwald, M.D., (b) 780,578 shares of common stock of CTI issuable upon conversion of 780,578 shares of Series D preferred stock, 257,219 warrants to purchase 257,219 shares of common stock, and 178,787 shares of common stock held by The Aries Master Fund, a Cayman Island exempted company, (c) 316,301 shares of common stock of CTI issuable upon conversion of 316,301 shares of Series D preferred stock, 104,229 warrants to purchase 104,229 shares of common stock, and 84,367 shares of common stock held by Aries Domestic Fund L.P. ("Aries I"), (d) 24,509 shares of common stock of CTI issuable upon conversion of 24,509 shares of Series D preferred stock, 8,076 warrants to purchase 8,076 shares of common stock, and 13,726 shares of common stock, held by Aries Domestic Fund II, L.P. ("Aries II"). Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of Aries I and Aries II and the investment manager of the The Aries Master Fund. Dr. Rosenwald is the chairman and sole shareholder of PCAM.

(3) Includes 1,358,156 shares of common stock beneficially owned by IBT. IBT is managed by Rothschild and Rothschild has or shares voting and investment power with respect to the shares held by IBT and may be deemed to be the beneficial owner of such shares. Mr. Curnock Cook is a director of IBT and Rothschild and may be deemed to be the beneficial owner of any shares beneficially owned by each of IBT and Rothschild. Mr. Curnock Cook disclaims beneficial ownership of shares beneficially owned by IBT and Rothschild except to the extent of his proportionate interest therein. See footnote 4 below.

(4) Consists of 1,358,156 shares of common stock beneficially owned by International Biotechnology Trust plc, a company formed under the laws of England ("IBT") and managed by Rothschild Asset Management Limited ("Rothschild"), and 26,668 options that are currently exercisable or exercisable within 60 days that are beneficially held by Jeremy Curnock Cook, a director of IBT and Rothschild. Rothschild has or shares voting and investment power with respect to the shares held by IBT and may be deemed to be the beneficial owner of such shares. As a director of IBT and Rothschild, Mr. Curnock Cook may be deemed to be the beneficial owner of any shares beneficially owned by each of IBT and Rothschild; however, he disclaims beneficial ownership of these shares except to the extent of his proportionate interest therein. See footnote 3 above.

                          Description of Capital Stock

General

We are authorized to issue 100,000,000 shares of common stock no par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the shareholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

 .  restricting dividends on the common stock;

 .  diluting the voting power of the common stock;

 .  impairing the liquidation rights of the common stock; or

 . delaying or preventing a change in control of the company without further action by the shareholders

We designated 100,000 shares of our preferred stock as Series C preferred stock in November 1996 in connection with the adoption of a shareholder rights plan as described below. In November 1999, we designated 10,000 shares of our preferred stock as 5% Series D preferred stock in connection with a private placement of those shares. The Series D has a 5% annual dividend and is redeemable upon certain events, including a change of control of the company. Each holder of Series D preferred stock is entitled to one vote for each share of common stock into which the preferred stock could then be converted. The Series D preferred stock is convertible into common stock at the election of the holder at any time. As of March 15, 2000, there were 10,000 shares of Series D preferred stock outstanding convertible into 4,624,777 shares of common stock.

No other shares of preferred stock are outstanding, and we have no present plans to issue any additional shares of preferred stock.

Warrants and Other Obligations to Issue Capital Stock

As of March 15, 2000, we had outstanding warrants to purchase an aggregate of 2,243,810 shares of our common stock. These warrants have a weighted average exercise price of $6.69 per share. These warrants expire between 2002 and 2008. In connection with the acquisition of PolaRx Biopharmaceuticals in January 2000, we issued 2,000,000 shares of our common stock. We will issue an additional 3,000,000 shares to PolaRx shareholders upon the earlier of approval of a NDA by the FDA for ATO or five years from the acquisition date. The acquisition agreement requires shareholder approval for 2,000,000 of the 3,000,000 additional shares. If the shareholders do not approve the issuance of these additional shares, we will pay the PolaRx shareholders in cash. Two additional payouts tied to sales thresholds of $10 million and $20 million in any four consecutive quarters may be payable in tranches of $4 million and $5 million at the then fair market value of our stock. We are also obligated to make additional payouts based on annualized sales of ATO, which payouts can be made in common stock or cash, at our election.

Registration Rights

We have filed a resale registration statement for 4,624,277 shares of our common stock underlying our Series D preferred stock and warrants issued in November 1999. We are also obligated to file a resale registration statement covering 3,333,334 shares of common stock issued in a private placement in February 2000. While shareholders holding an aggregate of 4,976,907 of such shares are subject to a lockup until 90 days following the completion of this offering, sales of the remaining shares will be available for resale in the public market from time to time during this offering. We are also obligated to file a resale registration statement covering 2,000,000 shares issued in the acquisition of PolaRx, although these shares will not be available for resale until at least 90 days following this offering.

Antitakeover Effects of Provisions of Washington Law and Our Charter and Bylaws

 Statutory and Charter Provisions

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the company. Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of the company involving an "interested shareholder" (defined as a person or group of affiliated persons who own beneficially 20% or more of the company's voting securities) unless the transaction is determined to be at a "fair price" or otherwise approved by a majority of the company's disinterested directors or is approved by holders of two-thirds of the company's outstanding voting securities, other than those held by the interested shareholder. A Washington corporation may, in its articles of incorporation, exempt itself from coverage of this provision, but we have not done so. In addition, Chapter 23B.19 of the WBCA prohibits the company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person or group of persons who acquire 10% or more of the company's voting securities without the prior approval of the Company's Board of Directors) for a period of five years following the acquiring person's share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. We may not exempt ourself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the company.

Our Board of Directors is divided into three approximately equal classes of directors serving staggered three-year terms. In addition, our Restated Articles of Incorporation provide that directors may be removed from office only at a meeting of shareholders called expressly for that purpose and only for cause. Our Restated Articles of Incorporation limit "cause" to willful misfeasance having a material adverse effect on the company or conviction of a felony, provided that any action by a director shall not constitute "cause" if, in good faith, the director believed the action to be in or not opposed to the best interests of the company or if the director is entitled to be indemnified with respect to such action under applicable law, our Restated Articles of Incorporation or Bylaws, or a contract with the company. Further, our Bylaws require a shareholder to provide notice to the company of such shareholder's intent to nominate a person or persons for election as directors not later than 90 days prior to the date one year from the date or the immediately preceding annual meeting of shareholders or, in the case of an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. A shareholder must also provide us with notice of such shareholder's intent to make any proposal at an annual meeting of shareholders not later than 90 days prior to the date of one year from the date of the immediately preceding annual meeting of shareholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Shareholder Rights Plan

On November 11, 1996, our board of directors adopted a shareholder rights plan and declared a distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record as of the close of business November 21, 1996 and for each share of common stock issued thereafter pursuant to a Rights Agreement between the company and Harris Trust Company of California, as Rights Agent (the "Rights Agreement"). One Right will be issued for each share of common stock issued in connection with this offering. In connection with its adoption of the Rights Agreement, we reserved for issuance 100,000 shares of Series C Preferred. The Series C Preferred will only be issued in the event Rights issued pursuant to the Rights Agreement are exercised.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Harris Trust Company of California.

                                  Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   CIBC World Markets Corp.....................................
   U.S. Bancorp Piper Jaffray Inc..............................
                                                                   ---------
     Total.....................................................    3,000,000
                                                                   =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about          , 2000 against
payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at this price less a concession of $          per share. The
underwriters may also allow, and such dealers may reallow, a concession not in
excess of $        per share to other dealers. After the shares are released
for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will
be $        and the total proceeds to us will be $        . The underwriters
have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                      Total Without Exercise of Total With Full Exercise of
                            Per Share   Over-Allotment Option      Over-Allotment Option
                            --------- ------------------------- ---------------------------
   Cell Therapeutics.......   $                 $                          $

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $650,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors and some other stockholders have agreed with the underwriters to a 90-day "lock up" with respect to approximately 6,700,000 shares of common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may, however, engage in the following activities in accordance with the rules:

 . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

 . Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

 . Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 Legal Matters

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery. McDermott, Will & Emery also represents us in connection with certain intellectual property-related matters.

                                    Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      Where You Can Find More Information

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at "http://www.sec.gov."

This prospectus is a part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document to Cell Therapeutics, the reference may not be complete and you should refer to the exhibits that are part of the registration statement for a copy of the contract or document.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supercede this information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

 . Annual Report on Form 10-K for the year ended December 31, 1999

 . Current Report on Form 8-K filed March 22, 2000

 . The description of our capital stock contained in our registration on Form
   10 filed on April 29, 1996 (as amended on June 27, 1996 and June 28, 1996) and the description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed on November 15, 1996.

You may request a copy of these filings (other than exhibits to such documents which are not specifically incorporated by reference in these documents), at no cost, by contacting us at:

               Cell Therapeutics, Inc.
               201 Elliott Avenue West
               Seattle, Washington 98119
               (206) 272-7100
               Attention: Louis A. Bianco

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that information in this prospectus is accurate as of any date other than the date of this prospectus.

--------------------------------------------------------------------------------



                            [CELL THERAPEUTICS LOGO]

                            Cell Therapeutics, Inc.

                                3,000,000 Shares

                                  Common Stock

                               ----------------
                                   PROSPECTUS
                               ----------------

                                        , 2000




                               CIBC World Markets


                           U.S. Bancorp Piper Jaffray


--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                                    Part II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

The fees and expenses incurred by the Company in connection with the offering are payable by the Company and, other than filing fees, are estimated as follows:

                                                                        Amount
                                                                       --------
   SEC Registration Fee............................................... $ 22,998
   NASD Filing Fee....................................................    9,211
   Nasdaq National Market Fee.........................................   17,500
   Printing...........................................................  150,000
   Legal Fees and Expenses............................................  350,000
   Accounting Fees and Expenses ......................................  100,000
   Miscellaneous......................................................      291
                                                                       --------
     Total............................................................ $650,000
                                                                       ========

Item 15. Indemnification of Officers and Directors

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WCBA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of CTI's Related Bylaws provides for indemnification of CTI's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of CTI also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy maintained by CTI for such purpose.

Section 223B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation for its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions , or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article VI of the Registrant's Restated Articles of Incorporation (Exhibit 4.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Registrant and its shareholders.

CTI has entered into an indemnification agreement with each of its executive officers and directors in which CTI agrees to hold harmless and indemnify the officer or director to the fullest extent permitted by Washington law, CTI agrees to indemnify the officer or director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the officer or director is, was or becomes involved by reason of the fact that the officer or director is or was a director, officer, employee, trustee or agent of the Registrant or any related company, partnership or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the officer or director in an official capacity and any action, suit, claim or proceeding is or was authorized by CTI's Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by CTI on account of profits made from the purchase or sale by officer or director of securities of CTI in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors' and officers' liability insurance maintained by CTI.

Item 16. Exhibits

The following exhibits are filed with this Registration Statement:

                                 Exhibit Index

 Exhibit
 Number  Description
 ------- -----------
   1.1*  Form of Underwriting Agreement.

   5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

  23.1*  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).

  23.2   Consent of Ernst & Young LLP, Independent Auditors.

  24.1*  Power of Attorney.

----------

*Previously filed.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on this 31st day of March, 2000.

                                          CELL THERAPEUTICS, INC.

                                                 /s/ Louis A. Bianco
                                          By: ________________________________
                                                  Louis A. Bianco, M.D.
                                            Executive Vice President, Finance
                                                    and Administration


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on March 31, 2000.

         Signature                   Title
         ---------                   -----

                 *                   President, Chief Executive Officer and Director
____________________________________  (Principal Executive Officer)
      (James A. Bianco, M.D.)

        /s/ Louis A. Bianco          Executive Vice President, Finance and
____________________________________  Administration (Principal Financial and
         (Louis A. Bianco)            Accounting Officer)

                                     Director
____________________________________
        (Max E. Link, Ph.D.)

                 *                   Director
____________________________________
       (Jack W. Singer, M.D.)

                 *                   Director
____________________________________
          (Jack L. Bowman)

                                     Director
____________________________________
      (Jeremy L. Curnock Cook)

                 *                   Director
____________________________________
     (Wilfred E. Jaeger, M.D.)

                 *                   Director
____________________________________
      (Mary O'Neil Mundinger)

                 *                   Director
____________________________________
        (Philip N. Nudelman)

    /s/ Louis A. Bianco
*By: __________________________

      Louis A. Bianco

     (Attorney-in-Fact)

                               Index to Exhibits

 Exhibit
 Number          Description
 -------         -----------
  1.1*   Form of Underwriting Agreement.

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1*   (included in Exhibit 5.1).

 23.2    Consent of Ernst & Young LLP, Independent Auditors.

 24.1*   Power of Attorney.

--------

*Previously filed.